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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ROCKET FUEL INC.
(Name of Subject Company)

ROCKET FUEL INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

773111109
(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400
Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Needham & Company, LLC
Annex II	Section 262 of the General Corporation Law of the State of Delaware

-i-

Item 1.  Subject Company Information.

Name and Address.

             The name of the subject company is Rocket Fuel Inc., a Delaware corporation, which is referred to as "Rocket Fuel." The address of Rocket Fuel's principal executive office is 2000 Seaport Blvd., Suite 400, Redwood City, CA 94063. The telephone number of Rocket Fuel's principal executive office is (650) 595-1300.

Securities.

             The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is Rocket Fuel's common stock, par value $0.001 per share, which is referred to as "Common Stock." As of July 31, 2017, there were 46,993,632 shares of Common Stock outstanding. This Solicitation/Recommendation Statement on Schedule 14D-9 is referred to, together with any exhibits, as this "Schedule 14D-9."

Item 2.  Identity and Background of Filing Person.

Name and Address.

             The name, address and telephone number of Rocket Fuel, which is the person filing this Schedule 14D-9 and the subject company, are set forth in this Schedule 14D-9 under the caption "Item 1. Subject Company Information—Name and Address."

Tender Offer.

             This Schedule 14D-9 relates to the tender offer by Sizmek Inc., a Delaware corporation, which is referred to as "Sizmek," and Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as "Purchaser," to purchase any and all of the outstanding shares of Common Stock at a price of $2.60 per share, which is referred to as the "Offer Price," payable net to the sellers thereof in cash, without interest, subject to any deduction or withholding of taxes required by applicable laws, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2017, which is referred to, as amended or supplemented from time to time, as the "Offer to Purchase," and in the related Letter of Transmittal, which is referred to, together with the Offer to Purchase, as each may be amended or supplemented from time to time, as the "Offer." The Offer is described in a Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the "Schedule TO," filed by Purchaser and Sizmek with the Securities and Exchange Commission, which is referred to as the "SEC," on August 2, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated by reference.

             Sizmek and Purchaser are affiliates of Vector Capital IV, L.P. and Vector Capital V, L.P. Vector Capital IV, L.P. is referred to as "Vector."

             The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 17, 2017, by and among, Sizmek, Purchaser and Rocket Fuel, which is referred to as the

"Merger Agreement." Pursuant to the Merger Agreement, following the consummation of the Offer, and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Rocket Fuel, which is referred to as the "Merger," whereupon the separate existence of Purchaser shall cease, and Rocket Fuel will be the surviving corporation. The Merger will be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware, which is referred to as the "DGCL," without a vote of the stockholders of Rocket Fuel. It is also subject to the terms and conditions contained in the Merger Agreement. The parties agreed to cause the Merger to become effective as soon as practicable following the consummation of the Offer.

             At the effective time of the Merger, which is referred to as the "Effective Time," all remaining outstanding shares of Common Stock not tendered in the Offer (other than shares of Common Stock held by Rocket Fuel as treasury stock, owned by Sizmek or Purchaser, or owned by any direct or indirect wholly owned subsidiary of Rocket Fuel, Sizmek or Purchaser as of immediately prior to the Effective Time, or shares of Common Stock held by stockholders who have not tendered into the Offer and properly and validly exercised their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive the Offer Price, subject to any deduction or withholding of taxes required by applicable laws.

             Purchaser's obligation to accept for payment and pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer is subject to certain conditions, including:

  •
  that prior to the expiration of the Offer, there is validly tendered and not withdrawn in accordance with the terms of the Offer a number of shares of Common Stock that, together with any shares of Common Stock then owned by Sizmek and Purchaser, represents in the aggregate at least one share more than 50% of the outstanding shares of Common Stock as of the expiration of the Offer (excluding shares of Common Stock tendered pursuant to guaranteed delivery procedures);
  •
  the expiration or termination of any waiting period (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the "HSR Act," and the German Act Against Restraints of Competition of 1958, as amended, which is referred to as the "ARC";
  •
  the absence of any law, order or injunction that would restrain, enjoin or otherwise prohibit or make illegal the consummation of the Offer or the Merger;
  •
  the accuracy of the representations and warranties of Rocket Fuel contained in the Merger Agreement, subject to customary exceptions;
  •
  Rocket Fuel's material compliance with its covenants contained in the Merger Agreement;
  •
  that a Company Material Adverse Effect (as defined in the Merger Agreement) has not occurred since the date of the Merger Agreement and is not continuing as of the expiration of the Offer; and
  •
  other customary conditions.

             The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. Rocket Fuel has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course of business through the consummation of the Offer.

             The Merger Agreement permits Rocket Fuel to solicit, receive, evaluate, encourage and engage in discussions and negotiations with respect to alternative acquisition proposals for a 30 day period ending on August 16, 2017. This period is referred to as the "go-shop period."

             From the end of the go-shop period until the earlier to occur of the termination of the Merger Agreement and the consummation of the Offer, Rocket Fuel will be subject to customary restrictions on its ability to solicit acquisition proposals from third parties and to provide information to, and enter into discussions or negotiations with, third parties regarding alternative acquisition proposals. However, these solicitation restrictions are subject to a customary "fiduciary out" provision that allows Rocket Fuel, under certain circumstances, to provide information relating to Rocket Fuel and its subsidiaries to, and participate or engage in discussions or negotiations with, third parties that have made or delivered to Rocket Fuel an acquisition proposal that was not solicited in breach of the solicitation restrictions if the Board of Directors of Rocket Fuel, which is referred to as the "Rocket Fuel Board," determines in good faith (after consultation with its financial advisor and outside legal counsel) that (1) such acquisition proposal either constitutes, or is reasonably likely to lead to, a superior proposal; and (2) the failure to so negotiate would be inconsistent with its fiduciary duties under applicable law.

             The Merger Agreement contains certain termination rights for Rocket Fuel and Sizmek. Upon termination of the Merger Agreement under specified circumstances, Rocket Fuel will be required to pay Sizmek a termination fee of up to $4.1 million. Specifically, if the Merger Agreement is terminated by:

  •
  Sizmek, if the Rocket Fuel Board changes its recommendation with respect to the Offer and the Merger, which right to terminate the Merger Agreement will expire on the 10th business day following the date on which such right to terminate first arose, or
  •
  Rocket Fuel, if Rocket Fuel has received a superior proposal and the Rocket Fuel Board authorizes Rocket Fuel to enter into a binding alternative acquisition agreement reflecting the key terms of the acquisition transaction contemplated by such superior proposal, then, in each case, a termination fee of $4.1 million will be payable by Rocket Fuel to Sizmek upon termination. However, if, during the go-shop period, the Rocket Fuel Board authorizes Rocket Fuel to enter into a binding alternative acquisition agreement reflecting the key terms of the acquisition transaction contemplated by a superior proposal and Rocket Fuel terminates the Merger Agreement, then the termination fee will be $2.8 million. The termination fee of $4.1 million will also be payable if:

  •
  the Merger Agreement is terminated by (1) either Sizmek or Rocket Fuel due to the failure of Purchaser to have accepted for payment any shares rendered pursuant to the Offer by 11:59 p.m. New York City time on January 17, 2018; (2) either Sizmek or Rocket Fuel due to the failure of a majority of the outstanding shares of Common Stock to have been tendered into the Offer; or (3) Sizmek due to (a) Rocket Fuel having breached or failed to perform in any material respect its covenants or other agreements contained in the Merger Agreement, or (b) any of the representations and warranties of Rocket Fuel set forth in the Merger Agreement having become inaccurate in any material respect, in each case such that the applicable conditions to the Offer would not be satisfied as of the date of such breach or in accuracy and subject to Rocket Fuel's right to cure certain breaches, failures to perform or inaccuracies;
  •
  at the time of such termination the conditions to the Offer related to antitrust clearance and absence of governmental restraints are satisfied or capable of being satisfied;
  •
  following the execution of the Merger Agreement and prior to its termination, an acquisition proposal for Rocket Fuel has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned; and
  •
  Rocket Fuel subsequently consummates, or enters into a definitive agreement providing for, a transaction (1) involving the acquisition of at least 50% of Rocket Fuel's voting power, (2) involving at least 50% of the revenue, net income or consolidated assets of Rocket Fuel and its subsidiaries or any transfer of ownership of Rocket Fuel's Media Services, or (3) where the stockholders of Rocket Fuel prior to such transaction will not own at least 85% of the surviving company following such transaction, in each case within one year of such termination.

             The Merger Agreement also provides that Rocket Fuel, on one hand, or Sizmek and Purchaser, on the other hand, may specifically enforce the others' obligations under the Merger Agreement.

             The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the caption "The Merger Agreement." The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth in this Schedule 14D-9 do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of August 29, 2017, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

             The Rocket Fuel Board unanimously (1) determined that it is in the best interests of Rocket Fuel and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer and the Merger upon the terms and subject to the conditions set forth in the Merger Agreement; (2) approved the Merger Agreement and the execution and delivery of the Merger Agreement by Rocket Fuel, the performance by Rocket

Fuel of its covenants and other obligations in the Merger Agreement, and the consummation of the Offer and the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth in the Merger Agreement; and (3) resolved to recommend that stockholders of Rocket Fuel accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer.

             Sizmek formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Sizmek and Purchaser are located at 500 W. 5th Street, Suite 900, Austin, Texas 78701. The telephone number at this location is 512-469-5900.

             Rocket Fuel has made information relating to the Offer available online at www.rocketfuel.com. Rocket Fuel has filed this Schedule 14D-9 and Purchaser and Sizmek have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

             Except as described in this Schedule 14D-9, including documents incorporated by reference, to the knowledge of Rocket Fuel, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between Rocket Fuel or its affiliates, on the one hand, and (1) Rocket Fuel, its executive officers, directors or affiliates or (2) Sizmek, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Sizmek.

Merger Agreement

             The Merger Agreement governs the contractual rights among Rocket Fuel, Sizmek, and Purchaser in relation to the Offer, the Merger and the transactions contemplated by the Merger Agreement. The Merger Agreement is not intended to provide any other factual information about Rocket Fuel, Sizmek or Purchaser. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference to provide Rocket Fuel stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Rocket Fuel, Sizmek, or Purchaser found in Rocket Fuel's public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of the dates specified therein; (2) were solely for the benefit of the parties to the Merger Agreement; and (3) are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by Rocket Fuel to Sizmek and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

             Moreover, the representations and warranties in the Merger Agreement were the product of negotiations among Rocket Fuel, Sizmek and Purchaser. Certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Rocket Fuel, Sizmek or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or the actual condition of Rocket Fuel, Sizmek, Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

             A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase under the caption "The Merger Agreement," which summary is incorporated by reference. The summary is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties' respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference.

Confidentiality Agreement

             On March 22, 2017, Rocket Fuel and Vector Capital Management, L.P., which is referred to as "Vector Capital," entered into a non-disclosure agreement, which is referred to as the "Confidentiality Agreement," pursuant to which, among other things, Vector Capital agreed, subject to certain exceptions, to keep confidential certain non-public information about Rocket Fuel in connection with the consideration of a possible negotiated transaction between the parties.

             The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit e(2) to this Schedule 14D-9 and is incorporated by reference.

Exclusivity Agreement and Exclusivity Extension Agreements

             On June 6, 2017, Rocket Fuel and Sizmek entered into an exclusivity agreement, which is referred to as the "Exclusivity Agreement," pursuant to which, among other things, Rocket Fuel agreed, for a period commencing on June 6, 2017, and lasting through June 20, 2017, which period is referred to as the "Exclusivity Period," that Rocket Fuel and its subsidiaries, directors and officers would not solicit or knowingly encourage proposals for, or enter into any agreement with respect to, or negotiate with any person or entity with respect to, any alternative acquisition transaction. The Exclusivity Period was subsequently extended to June 27, 2017.

             On July 7, 2017, Rocket Fuel and Sizmek entered into an exclusivity extension agreement, which is referred to as the "Exclusivity Extension," to renew the Exclusivity Period. As renewed, it ran from July 7, 2017 through July 13, 2017. The Exclusivity Period was subsequently extended to July 16, 2017. On July 16, 2017, Rocket Fuel and Sizmek entered into a second exclusivity extension agreement, which is referred to as the "Second Exclusivity Extension," to extend the Exclusivity Period until the Merger Agreement was signed on July 17, 2017.

             The foregoing description of the Exclusivity Agreement, Exclusivity Extension and Second Exclusivity Extension does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, Exclusivity Extension and Second Exclusivity Extension, which are filed as Exhibit e(3), e(4) and e(5) to this Schedule 14D-9 and is incorporated by reference.

Equity Commitment Letter

             On July 17, 2017, Vector and Sizmek entered into an equity commitment letter, which is referred to as the "Equity Commitment Letter," pursuant to which Vector has committed to contribute to Sizmek, immediately prior to the earlier of the closing of the Offer or the closing of the Merger, $125.5 million in cash in immediately available funds to be used solely for the purposes of payment for shares of Common Stock in the Offer and the Merger, pursuant to and in accordance with the terms of the Merger Agreement and subject to customary exceptions.

             The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit e(7) to this Schedule 14D-9 and is incorporated by reference.

Tender and Support Agreement

             Concurrently with the execution of the Merger Agreement, two stockholders of Rocket Fuel, MDV IX, L.P. and Martha M. Conway & Richard A. Frankel TR UA 03/13/09 Conway Frankel Family Trust, entered into a Tender and Support Agreement, which is referred to as the "Tender and Support Agreement," with Sizmek and Purchaser pursuant to which such stockholders agreed, among other things, to tender all shares of Common Stock held by them into the Offer. The shares of Common Stock subject to the Tender and Support Agreement represent approximately 24% of the outstanding shares of Common Stock. The Tender and Support Agreement terminates in certain circumstances, including upon termination of the Merger Agreement or the withdrawal of the Rocket Fuel Board's recommendation that stockholders of Rocket Fuel accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer.

             The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit e(8) to this Schedule 14D-9 and is incorporated by reference.

Arrangements with Current Executive Officers and Directors of Rocket Fuel.

             Rocket Fuel's directors and executive officers may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of other Rocket Fuel stockholders. These interests may create potential conflicts of interest. The Rocket Fuel Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, as more fully discussed in this Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation—Recommendation of the Rocket Fuel Board."

             For further information with respect to the arrangements between Rocket Fuel and its named executive officers, see the information in this Schedule 14D-9 under the caption "Item 8. Additional Information—Named Executive Officer Golden Parachute Compensation," which is incorporated into this Item 3 by reference.

Effect of the Offer and the Merger on Shares of Common Stock and Equity Awards.

             Cash Consideration for Shares of Common Stock.    If Rocket Fuel's directors and executive officers were to tender any shares of Common Stock that they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of Rocket Fuel. As of July 28, 2017, Rocket Fuel's directors and executive officers (and affiliates and affiliated investment entities) owned 11,445,553 shares of Common Stock in the aggregate. If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their shares of Common Stock for purchase pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $29,758,438 in cash. For a description of the treatment of outstanding options to purchase shares of Common Stock, which are referred to as "Rocket Fuel Options," and outstanding restricted stock units, which are referred to as "Rocket Fuel RSUs," held by the directors and executive officers of Rocket Fuel, see below under the caption "—Effect of the Merger on Stock Awards."

             The following table sets forth, as of July 28, 2017, the cash consideration that each director and executive officer (and affiliates and affiliated investment entities) would be entitled to receive in respect of outstanding shares of Common Stock beneficially owned by him or her (and affiliates and affiliated investment entities), assuming such individual were to tender all of his or her outstanding shares of Common Stock (and shares of Common Stock held by affiliates and affiliated investment entities) pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser. These amounts do not include the value of any Rocket Fuel Options or Rocket Fuel RSUs held by each director or executive officer (or affiliates and affiliated investment entities).

Name	Number of Shares of Common Stock Owned(1)	Cash Consideration for Owned Shares of Common Stock(2)
Directors
Susan Bostrom	13,905	$36,153
Ronald Codd	113,905	$296,153
William Ericson(3)	9,309,860	$24,205,636
Richard Frankel(4)*	1,795,888	$4,669,309
Clark Kokich	105,505	$274,313
John Lewis	0	$0
Monte Zweben	27,718	$72,067
Executive Officers
E. Randolph Wootton III**	67,651	$175,893
Stephen Snyder	0	$0
David Gosen	3,000	$7,800
Richard Pittenger	3,000	$7,800
Richard Song	5,121	$13,315

*
Mr. Frankel is also an employee of Rocket Fuel.

**
Mr. Wootton also serves as a director.

(1)
Based on the number of shares of Common Stock owned as of July 28, 2017.

(2)
The stated amount equals (1) the individual's owned shares of Common Stock, multiplied by (2) the Offer Price.

(3)
Includes 9,295,955 shares of Common Stock held by MDV IX, L.P.

(4)
Consists of 1,795,888 shares of Common Stock held by the Martha M. Conway & Richard A. Frankel TR UA 03/13/09 Conway Frankel Family Trust.

Effect of the Merger on Stock Awards

             Consideration for Rocket Fuel Options. As of July 28, 2017, Rocket Fuel's directors and executive officers held Rocket Fuel Options, all of which were granted under one or more of Rocket Fuel's 2013 Equity Incentive Plan, 2016 Inducement Equity Incentive Plan, or 2008 Equity Incentive Plan, which, together, are referred to as the "Rocket Fuel Stock Plans." Of the directors' and executive officers' Rocket Fuel Options outstanding as of July 28, 2017, 1,892,999 have an exercise price per share less than the Offer Price, and 842,074 of such Rocket Fuel Options were vested and exercisable as of that date, with exercise prices ranging from $0.16 to $2.41 per share.

             Immediately prior to the Effective Time and in accordance with the existing terms of the Rocket Fuel Stock Plans, (1) each Rocket Fuel Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (including any Rocket Fuel Option that vests as of or immediately prior to the Effective Time pursuant to a Management Retention Agreement, which is referred to as an "MRA," as the result of the holder's qualifying termination of employment prior to the Effective Time), which is each referred to as a "Vested Rocket Fuel Option," will, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) the amount of the Offer Price (less the exercise price per share attributable to such Vested Rocket Fuel Option), multiplied by (B) the total number of shares of Common Stock issuable upon exercise in full of such Vested Rocket Fuel Option, which is referred to as the "Vested Option Consideration," which Vested Option Consideration will be paid, less applicable withholding for all required taxes, in accordance with the Merger Agreement; (2) each outstanding Rocket Fuel Option (or portion thereof) that is not a Vested Rocket Fuel Option or a time-based equity award eligible for acceleration of vesting under an MRA, which is referred to as an "MRA Award," will, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, vest with respect to an additional 25% of the total number of shares of Common Stock originally subject to such Rocket Fuel Option (except that in no event will the vesting of a Rocket Fuel Option accelerate as to more than 100% of such Rocket Fuel Option), which is referred to as an "Accelerated Rocket Fuel Option," and automatically be cancelled and converted into the right to receive the Vested Option Consideration, and any remaining unvested portion of such Rocket Fuel Option will be cancelled for no consideration without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof; and (3) each outstanding Rocket Fuel Option (or portion thereof) that is an MRA Award and that is not a Vested Rocket Fuel Option, which is each referred to as an "Unvested MRA Option," will, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to (A) the amount of the Offer Price (less the exercise price per share attributable to such Unvested MRA Option), multiplied by (B) the total number of shares of Common Stock issuable upon exercise in full of such Unvested MRA Option, which is referred to as the "Unvested MRA Option Consideration," with payment of such Unvested MRA Option Consideration to be made less applicable withholding for all required taxes. Each payment of Unvested MRA Option Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such Unvested MRA Option as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder's MRA, except as modified by the following sentence, provided that, Unvested MRA Consideration payments will be made on the last business day of the calendar quarter in which the Unvested MRA Option to which an Unvested MRA Option Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the date that is one year and one day following the Effective Time, which is referred to as the "MRA Award Termination Date," any Unvested MRA Option Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the surviving corporation or its affiliates but has not received the amount of Unvested MRA Consideration that such MRA Award holder would have received had the vesting of the Rocket Fuel Option pursuant to which the related Unvested MRA Option was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of shares of Common Stock originally subject to such Rocket Fuel Option (or, if less, the total number of shares of Common Stock that remained unvested as of the Effective Time), the portion of the Unvested MRA Option Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. If a holder of an Unvested MRA Option fails to vest in any portion of his or her Unvested MRA Option Consideration (including upon the MRA Award Termination Date), such amounts will be retained by Sizmek and forfeited by such holder for no consideration.

             Any Rocket Fuel Option with an exercise price per share of Common Stock greater than or equal to the Offer Price will be cancelled for no consideration immediately prior to the Effective Time, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof.

             The table below sets forth information, as of July 28, 2017, regarding the outstanding Rocket Fuel Options held by each director and executive officer with an exercise price per share less than the Offer Price. The values in the table below reflect only those Rocket Fuel Options with an exercise price per share below the Offer Price as Rocket Fuel Options with an exercise price per share greater than or equal to the Offer Price will be cancelled for no consideration. Depending on when the Merger is completed, certain outstanding and unvested Rocket Fuel Options shown in the table below may become vested in accordance with their terms without regard to the Merger and/or vested Rocket Fuel Options may be exercised by the executive officer or director, in each case, prior to the Effective Time.

Name	Number of Vested Rocket Fuel Options	Value of Vested Rocket Fuel Options(1)	Number of Unvested Rocket Fuel Options	Value of Unvested Rocket Fuel Options(2)	Total Value of Vested and Unvested Rocket Fuel Options
Directors
Susan Bostrom	67,060	$24,142	0	$0	$24,142
Ronald Codd	67,060	$24,142	0	$0	$24,142
William Ericson	67,060	$24,142	0	$0	$24,142
Richard Frankel*	130,288	$48,207	230,508	$85,288	$133,495
Clark Kokich	67,060	$24,142	0	$0	$24,142
John Lewis	67,060	$24,142	0	$0	$24,142
Monte Zweben	349,403	$387,595	0	$0	$387,595
Executive Officers
E. Randolph Wootton III**	0	$0	230,000	$66,700	$66,700
Stephen Snyder	0	$0	380,000	$296,400	$296,400
David Gosen	27,083	$5,146	147,917	$35,604	$40,750
Richard Pittenger	0	$0	62,500	$18,125	$18,125
Richard Song	0	$0	0	$0	$0

*
Mr. Frankel is also an employee of Rocket Fuel.

**
Mr. Wootton also serves as a director.

(1)
The stated amount equals (1) the individual's outstanding Vested Rocket Fuel Options with an exercise price per share below the Offer Price, multiplied by (2) the difference between the Offer Price and the exercise price per share of the applicable Vested Rocket Fuel Option.

(2)
The stated amount equals (1) the individual's outstanding unvested Rocket Fuel Options with an exercise price per share below the Offer Price, multiplied by (2) the difference between the Offer Price and the exercise price per share of the applicable unvested Rocket Fuel Option. Each executive officer has an MRA with Rocket Fuel. The unvested Rocket Fuel Options held by each executive officer are Unvested MRA Options and, as discussed above, will be cancelled in exchange for the Unvested MRA Consideration (assuming that the executive officer remains employed with Rocket Fuel through the Effective Time).

             Consideration for Rocket Fuel Restricted Stock. As of July 28, 2017, none of Rocket Fuel's directors or executive officers held any restricted shares of Common Stock.

             Consideration for Rocket Fuel RSUs. As of July 28, 2017, Rocket Fuel's directors and executive officers held Rocket Fuel RSUs outstanding under the applicable Rocket Fuel Stock Plans, covering 437,500 shares of Common Stock in the aggregate, assuming target performance is achieved with respect to shares of Common Stock subject to performance-based vesting.

             Immediately prior to the Effective Time and in accordance with the existing terms of the Rocket Fuel Stock Plans, (1) each Rocket Fuel RSU (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (including any Rocket Fuel RSU that vests as of or immediately prior to the Effective Time (x) pursuant to an MRA, as the result of the holder's qualifying termination of employment prior to the Effective Time, or (y) with respect to any Rocket Fuel RSU that was subject to performance-based vesting conditions as of the date of grant but is now subject to time-based vesting conditions only, pursuant to the applicable Rocket Fuel RSU agreement), which is each referred to as a "Vested RSU," will, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to (A) the Offer Price, multiplied by (B) the number of shares of Common Stock subject to such Vested RSU immediately prior to the Effective Time, which is referred to as the "Vested RSU Consideration," which Vested RSU Consideration will be paid less applicable withholding for all required taxes, in accordance with the Merger Agreement, and to the extent a Rocket Fuel RSU remains subject to performance conditions, the number of shares of Common Stock subject to such Vested RSU will be determined based on actual performance in accordance with the existing terms of the applicable Rocket Fuel RSU agreement, and any Rocket Fuel RSUs for which the performance conditions are not satisfied as of immediately prior to the Effective Time (after taking into account any acceleration that would occur immediately prior to or upon the Effective Time) will be cancelled for no consideration, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, and, for the avoidance of doubt, will not accelerate as set forth in the following clause (2); (2) each outstanding Rocket Fuel RSU (or portion thereof) that is not a Vested RSU or an MRA Award will, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, vest with respect to an additional 25% of the total number of shares of Common Stock originally subject to such Rocket Fuel RSU (except that in no event will the vesting of a Rocket Fuel RSU accelerate as to more than 100% of such Rocket Fuel RSU), which is referred to as an "Accelerated RSU," and automatically be cancelled and converted into the right to receive the Vested RSU Consideration, and any remaining unvested portion of such Rocket Fuel RSU will be cancelled for no consideration, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof; and (3) each outstanding Rocket Fuel RSU (or portion thereof) that is an MRA Award and that is not a Vested RSU, which is referred to as an "MRA Unvested RSU," will, without any action on the part of Sizmek, Purchaser, Rocket Fuel or the holder thereof, automatically be assumed and converted into the right to receive an amount in cash, without interest, equal to (A) the Offer Price, multiplied by (B) the number of shares of Common Stock subject to such MRA Unvested RSU immediately prior to the Effective Time, which is referred to as the "MRA Unvested RSU Consideration," with payment of such MRA Unvested RSU Consideration to be made less applicable withholding for all required taxes. Each payment of MRA Unvested RSU Consideration will continue to be governed by the same terms and conditions, including the vesting schedule applicable to such MRA Unvested RSU as of immediately prior to the Effective Time and any applicable vesting acceleration provisions under the applicable holder's MRA, except as modified by the following sentence, provided that MRA Unvested RSU Consideration payments will be made on the last business day of the calendar quarter in which the MRA Unvested RSUs to which an MRA Unvested RSU Consideration payment is attributable would have vested pursuant to the original vesting schedule. On the MRA Award Termination Date, any MRA Unvested RSU Consideration that remains unvested as of the MRA Award Termination Date (and has not previously been forfeited) will immediately be forfeited for no consideration, except that if as of immediately prior to the MRA Award Termination Date, the MRA Award holder remains in service to the surviving corporation or its affiliates but has not received the amount of MRA Unvested RSU Consideration that such MRA Award holder would have received had the vesting of the Rocket Fuel RSU award pursuant to which the related MRA Unvested RSU was granted accelerated as of immediately prior to the Effective Time as to 25% of the total number of shares of Common Stock subject to such Rocket Fuel RSU award (or, if less, the total number of shares of Common Stock that remained unvested as of the Effective Time), the portion of the MRA Unvested RSU Consideration necessary to reach such amount shall vest and become payable immediately prior to the MRA Award Termination Date. If a holder of an MRA Unvested RSU fails to vest in any portion of his or her MRA Unvested RSU Consideration (including upon the MRA Award Termination Date), such amounts shall be retained by Sizmek and forfeited by such holder for no consideration.

             CEO Performance RSUs. On February 7, 2017, the Rocket Fuel Board approved a grant of 230,000 performance-based Rocket Fuel RSUs, which are referred to as the "CEO PSUs," to Mr. Wootton, pursuant to Rocket Fuel's 2013 Equity Incentive Plan. The CEO PSUs performance vest based upon achievement of certain performance goals within a three-year period ending in February 2020 and, once performance vested, become subject to time-based vesting requirements. One-half of the CEO PSUs (or 115,000 CEO PSUs), which are referred to as the "Tranche 1 CEO PSUs," performance vested upon achievement of increases in the average closing trading price of Common Stock to $4.00 per share over a 30-day period and are scheduled to fully vest on the 18-month anniversary of the date they performance vested, subject to Mr. Wootton's continued service with Rocket Fuel through such date. On June 14, 2017, Rocket Fuel's Compensation Committee acknowledged that the Tranche 1 CEO PSUs performance vested and became subject to time-based vesting. The remaining CEO PSUs (or 115,000 CEO PSUs), which are referred to as the "Tranche 2 CEO PSUs," remain subject to a performance goal relating to achievement of an increase in the average closing trading price of Common Stock to $6.00 per share over a 30-day period. The Tranche 2 CEO PSUs could have been earned if, during the relevant performance period, a change in control occurred in which the transaction price was $6.00 per share of Common Stock. Because the Offer Price is $2.60, the Tranche 2 CEO PSUs will not be earned. Sizmek is not assuming the CEO PSUs in connection with the Merger, and under the terms of both the agreement pursuant to which the CEO PSUs were granted and the Merger Agreement, the Tranche 1 CEO PSUs will vest immediately prior to the Effective Time, will be treated as Vested RSUs and will be cancelled in exchange for the Vested RSU Consideration, and the unvested Tranche 2 CEO PSUs will be cancelled at the Effective Time for no consideration.

             The table below sets forth information regarding the outstanding Rocket Fuel RSUs held by each director and executive officer as of July 28, 2017 (including the Tranche 1 CEO PSUs, but excluding the Tranche 2 CEO PSUs held by Mr. Wootton). Depending on when the Merger is completed, certain Rocket Fuel RSUs shown in the table below may become vested in accordance with their terms prior to the Effective Time, without regard to the Merger.

Name	Number of Outstanding Rocket Fuel RSUs		Value of Outstanding Rocket Fuel RSUs(1)
Directors
Susan Bostrom	0		$0
Ronald Codd	0		$0
William Ericson	0		$0
Richard Frankel*	0		$0
Clark Kokich	0		$0
John Lewis	0		$0
Monte Zweben	0		$0
Executive Officers
E. Randolph Wootton III**	298,125	(2)	$775,125	(2)
Stephen Snyder	0		$0
David Gosen	0		$0
Richard Pittenger	0		$0
Richard Song	24,375		$63,375

*
Mr. Frankel is also an employee of Rocket Fuel.

**
Mr. Wootton also serves as a director.

(1)
The stated amount equals (1) the number of outstanding Rocket Fuel RSUs, multiplied by (2) the Offer Price. Each of Mr. Wootton and Mr. Song has an MRA with Rocket Fuel. The unvested Rocket Fuel RSUs held by each individual (other than the CEO PSUs) are MRA Unvested RSUs and will be cancelled in exchange for the MRA Unvested RSU Consideration (assuming that the executive officer remains employed with Rocket Fuel through the Effective Time), as described above.

(2)
As discussed above, Mr. Wootton received an award of 230,000 CEO PSUs that were eligible to performance vest only upon satisfying certain performance goals. On June 14, 2017, Rocket Fuel's Compensation Committee certified that the performance goal applicable to the Tranche 1 CEO PSUs was achieved, and such Tranche 1 CEO PSUs became subject to time-based vesting. Because Sizmek is not assuming any of the CEO PSUs in connection with the Merger, the performance vested Tranche 1 CEO PSUs will time vest immediately prior to the Effective Time, will be treated as Vested RSUs and will be cancelled in exchange for the Vested RSU Consideration. The performance condition applicable to the Tranche 2 CEO PSUs will not be satisfied as of the Effective Time, and the Tranche 2 CEO PSUs will be cancelled at the Effective Time for no consideration, assuming that the average closing trading price of Rocket Fuel's common stock over a 30-day period does not reach $6.00 per share of Common Stock prior to the Effective Time. Given the Offer Price of $2.60, it is highly unlikely that such $6.00 per share of Common Stock requirement will be achieved prior to the Effective Time, and because such Tranche 2 CEO PSUs are very likely to be cancelled for no consideration, they are not reflected in the table above. None of the CEO PSUs will be treated as MRA Unvested RSUs.

Employment Contracts with Rocket Fuel

             Each of Messrs. Wootton, Snyder, Gosen, Pittenger and Song is party to an MRA. Each MRA provides that if, during the period beginning on the date that is three months before a "change in control" (as defined in the MRA) and ending on the date that is 12 months following a change in control, which period of time is referred to as the "change in control period," (1) the executive officer terminates his employment with Rocket Fuel (or Sizmek or any subsidiary) for "good reason" (as defined in the MRA and summarized below), or (2) Rocket Fuel (or Sizmek or any subsidiary) terminates the executive officer's employment for a reason other than "cause" (as defined in the MRA and summarized below) and not due to the executive officer's death or "disability" (as defined in the MRA) (with a termination under either clause (1) or (2) referred to as a "Qualifying Termination"), the executive officer will be eligible to receive the following severance benefits from Rocket Fuel:

  •
  A lump-sum payment of cash severance equal to 100% of the executive officer's annual base salary (at the rate in effect immediately prior to (a) the change in control (if the executive officer's employment terminates on or after the change in control), or (b) the executive officer's termination, whichever is greater).

  •
  A lump-sum payment of cash severance equal to 100% of the executive officer's "target bonus" (as defined in the MRA and summarized in the following sentence) for the fiscal year in which the executive officer's employment terminates (minus any bonus or commission payments already received for that fiscal year's performance). For purposes of the MRA, "target bonus" means either (a) the executive officer's target bonus percentage or target commission percentage, as applicable, multiplied by the executive officer's annual base salary; or (b) the target bonus amount or target commission amount, as applicable, in each case, as in effect for Rocket Fuel's (or its successor's) fiscal year in which the executive officer's Qualifying Termination occurs. In addition, for each of Messrs. Gosen and Pittenger, his "Incremental Bonus," which is described below, is deemed to be included in the definition of target bonus under his MRA to the extent not already paid at the time of his termination of employment.

             If the executive officer and his spouse and/or eligible dependents have coverage under a group health plan sponsored by Rocket Fuel as of the Qualifying Termination date, Rocket Fuel will reimburse the executive officer for the total continued group health plan coverage premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, which is referred to as "COBRA," for 12 months following the executive officer's termination, subject to the executive officer's election of, and continued eligibility for, COBRA coverage, for the executive officer and his spouse and/or eligible dependents (or, in the case of Mr. Gosen, if Mr. Gosen has private medical expenses insurance pursuant to the Service Agreement entered into between him and Rocket Fuel Limited in May 2016 on the date of his Qualifying Termination, Rocket Fuel will reimburse Mr. Gosen for the agreed-upon cost that is in effect immediately prior to (1) the change in control (if Mr. Gosen's employment terminates on or after the change in control), or (2) Mr. Gosen's termination, whichever is greater). However, if Rocket Fuel determines that it cannot provide the COBRA reimbursement benefits without potentially violating applicable laws, Rocket Fuel will instead provide the executive officer a taxable lump sum payment equal to 1.5 times the monthly COBRA premium (based on the first month's premium) for the 12-month severance period (or, in the case of Mr. Gosen, if Rocket Fuel determines in its sole discretion that it is overly burdensome or costly to provide the reimbursement benefits or to provide such benefits without potentially violating applicable law, Rocket Fuel will instead provide Mr. Gosen a taxable lump sum payment equal to 1.5 times the agreed upon cost that is in effect immediately prior to (1) the change in control (if Mr. Gosen's employment terminates on or after the change in control), or (2) Mr. Gosen's termination, whichever is greater for the 12-month severance period).

             Additionally, if, during the change in control period, (1) the executive officer incurs a Qualifying Termination, or (2) the executive officer's employment is terminated due to his death or disability, then 100% of the shares of Common Stock subject to the executive officer's then outstanding unvested equity compensation awards will immediately vest (with performance deemed achieved at 100% of target levels for performance-based awards), except with respect to the CEO PSUs. The agreement under which the CEO PSUs were granted, which is referred to as the "Wootton CEO PSU Agreement," amended Mr. Wootton's MRA to provide that if, during the change in control period, (1) Mr. Wootton has a Qualifying Termination, or (2) Mr. Wootton's employment is terminated due to death or disability, the performance targets will not be deemed achieved at 100% levels. Instead, performance targets continue to apply and to the extent they are or were met, 100% of any performance vested CEO PSUs will accelerate vesting in connection with such a termination, subject to the terms and conditions of the Wootton CEO PSU Agreement. Please see the section of this Schedule 14D-9 captioned "—CEO Performance RSUs" for a description of the treatment of the CEO PSUs in connection with the Merger.

             Each MRA further provides that if the executive officer has a Qualifying Termination, and such termination occurs outside of the change in control period, the executive officer will be eligible to receive the following severance benefits from Rocket Fuel:

  •
  A lump-sum payment equal to six months of his annual base salary (or, in the case of Mr. Snyder's offer letter with Rocket Fuel, nine months of his annual base salary if such termination occurs during the first 12 months following his start date with Rocket Fuel); and

  •
  If the executive officer and his spouse and/or eligible dependents have coverage under a group health plan sponsored by Rocket Fuel as of the Qualifying Termination date, Rocket Fuel will reimburse the executive officer for the total continued group health plan coverage premiums under COBRA for six months following the executive officer's termination, subject to the executive officer's election of, and continued eligibility for, COBRA coverage, for the executive officer and his spouse and/or eligible dependents (or, in the case of Mr. Gosen, if Mr. Gosen has private medical expenses insurance pursuant to the Service Agreement entered into between him and Rocket Fuel Limited in May 2016 on the date of his Qualifying Termination, Rocket Fuel will reimburse Mr. Gosen for the agreed upon cost that is in effect immediately prior to Mr. Gosen's termination). However, if Rocket Fuel determines that it cannot provide the COBRA reimbursement benefits without potentially violating applicable laws, Rocket Fuel will instead provide the executive officer a taxable lump sum payment equal to 1.5 times the monthly COBRA premium (based on the first month's premium) for the six-month severance period (or, in the case of Mr. Gosen, if Rocket Fuel determines in its sole discretion that it is overly burdensome or costly to provide the reimbursement benefits or to provide such benefits without potentially violating applicable law, then Rocket Fuel will instead provide Mr. Gosen a taxable lump sum payment equal to 1.5 times the agreed upon cost that is in effect immediately prior to Mr. Gosen's termination for the six-month severance period).

             In order to receive severance benefits under the MRA, the executive officer must timely sign and not revoke a separation and release of claims agreement in a form reasonably satisfactory to Rocket Fuel. Each MRA also provides that in the event that the payments and benefits provided under the MRA or otherwise (1) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, which is referred to as the "Code," and (2) would otherwise be subject to the excise tax imposed by Section 4999 of the Code, then the executive officer's payments and benefits under the MRA or otherwise, which is referred to collectively as the "payment," will be reduced to either (a) the largest portion of the payment that would result in no portion of the payment being subject to the excise tax or (b) the largest portion, up to and including the total, of the payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes and the excise tax, results in the executive officer's receipt, on an after-tax basis, of the greater amount of the payment, notwithstanding that all or some portion of the payment may be subject to the excise tax. This is referred to as the "280G better-of provision."

             Each MRA will terminate upon the completion of all payments (if any) thereunder or on the third anniversary of its effective date if a "change in control," which is defined in the MRA, has not occurred by such date, unless the term of the MRA is extended by the parties. With respect to all executive officers, if, prior to the expiration of the term of the MRA, Rocket Fuel enters into a definitive agreement with a third party (or third parties) providing for a transaction the consummation of which would result in a change in control (including the Merger), then the term of the MRA will automatically be extended to 24 months following the resulting change in control, unless the definitive agreement terminates or is canceled without resulting in a change in control, in which case, the extension will not be effective. Accordingly, if the Merger is completed, the term of the MRA will be automatically extended to 24 months.

             For purposes of each executive officer's MRA as described above, "cause" means, with respect to the executive officer, (1) an unauthorized use or disclosure of Rocket Fuel's (or any subsidiary's or parent's) confidential information or trade secrets, which use or disclosure causes material harm to Rocket Fuel; (2) a deliberate, material failure to comply with any of the written policies or rules of Rocket Fuel (or any employing subsidiary or parent); (3) conviction of, or plea of "guilty" or "no contest" to, a felony under the laws of the United States or any state thereof (or for Mr. Gosen, a felony under the laws of the United States or a criminal offence under the laws of the United Kingdom (other than an offence under the road traffic legislation in the United Kingdom for which Mr. Gosen is not sentenced to any term of imprisonment, whether immediate or suspended)); (4) gross misconduct; (5) a continued failure to perform assigned duties after receiving written notification of such failure from Rocket Fuel's board of directors, provided that such duties are those customarily performed by a person holding the position that the executive officer holds immediately prior to the change in control period; or (6) failure to cooperate in good faith with a governmental or internal investigation of Rocket Fuel (or any subsidiary or parent) or Rocket Fuel's directors, officers or employees, if Rocket Fuel has requested the executive officer's cooperation.

             For purposes of each executive officer's MRA described above, "good reason" means the executive officer's resignation within 30 days following the end of the cure period (as defined below), following the occurrence of one or more of the following without the executive officer's express written consent: (1) a material reduction of the executive officer's duties, position or responsibilities, or the removal of the executive officer from such position and responsibilities, either of which results in a material diminution of the executive officer's authority, duties or responsibilities, unless the executive officer is provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status); provided, however, that a reduction in duties, position or responsibilities solely by virtue of Rocket Fuel being acquired and made part of a larger entity (as, for example, when Rocket Fuel's Chief Executive Officer remains as such following a change in control but is not made the Chief Executive Officer of the acquiring corporation) will not constitute "good reason"; (2) a material reduction in the executive officer's base salary; or (3) a material relocation of the executive officer's principal workplace, provided that a relocation of 35 miles or less, or a relocation to the executive officer's home as his principal workplace, will not be considered a material relocation. In addition, in order to qualify as "good reason," the executive officer must not terminate employment with Rocket Fuel without first providing Rocket Fuel with written notice of the acts or omissions constituting the grounds for "good reason" within 60 days of the initial existence of the grounds for "good reason" and a reasonable cure period of 30 days following the date of written notice, which is referred to as the "cure period," and such grounds must not have been cured during such time.

Incremental and Retention Bonuses

             As recognition for their continued contributions and leadership at Rocket Fuel, each of Messrs. Gosen and Pittenger is eligible to receive an incremental incentive bonus, which are each referred to as an "Incremental Bonus." The Incremental Bonuses are in addition to the corporate bonus incentives payable to Messrs. Gosen and Pittenger. The Incremental Bonus (in the amounts of £80,715 for Mr. Gosen and $150,000 for Mr. Pittenger) will be paid, less applicable withholding and subject to the individual's continued employment with Rocket Fuel on the applicable payment date, in two installments equal to 25% and 75% of the total amount of the Incremental Bonus, respectively, at the same time payments that are made under Rocket Fuel's corporate bonus program (currently expected to be paid in August 2017 and March 2018). The Incremental Bonus payable to each of Messrs. Gosen and Pittenger is deemed to be included in the definition of target bonus under the individual's applicable MRA and will be paid to the individual upon a Qualifying Termination, to the extent not already paid at the time of his termination, subject to the terms of the individual's MRA.

             Also as recognition for his continued contributions and leadership at Rocket Fuel, Mr. Snyder is eligible to receive a retention bonus, which is referred to as the "Retention Bonus," in the amount of $81,250. The Retention Bonus, less applicable withholding and subject to Mr. Snyder's continued employment with Rocket Fuel on the applicable payment date, is scheduled to be paid in two equal installments at the same time payments are made under Rocket Fuel's corporate bonus program (currently expected to be paid in August 2017 and March 2018). Any Retention Bonus paid will offset amounts Mr. Snyder earns under Rocket Fuel's 2017 annual bonus plan.

Summary of Payments to Executive Officers

             The following table sets forth the approximate payments and benefits that would be owed to each of Rocket Fuel's current executive officers upon a Qualifying Termination in connection with the Merger, assuming that (1) the Offer is completed at the Offer Price and the Effective Time occurs on July 28, 2017; (2) each executive officer's employment is terminated in a Qualifying Termination immediately prior to the Effective Time, and as a result, (a) all of the executive officer's Rocket Fuel Options vest and become Vested Rocket Fuel Options that are cancelled in exchange for the Vested Option Consideration, to the extent the applicable Vested Rocket Fuel Option has an exercise price per share of Common Stock below the Offer Price; (b) all of the executive officer's Rocket Fuel RSUs (other than the CEO PSUs) vest and become Vested Rocket Fuel RSUs that are cancelled in exchange for the Vested RSU Consideration; and (c) with respect to Mr. Wootton only, the Tranche 1 CEO PSUs vest and become Vested Rocket Fuel RSUs that are cancelled in exchange for the Vested RSU Consideration and the Tranche 2 CEO PSUs are cancelled for no consideration; and (3) each executive officer receives the maximum payments under the applicable MRA for the full severance period and no payments are reduced pursuant to the 280G better-of provision.

Name	Benefit Type	Payment Upon the Occurrence of the Effective Time Only	Payment Upon a Qualifying Termination Immediately Prior to the Effective Time
E. Randolph Wootton III	Cash Severance(1)	—	$950,000
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$66,700
	Consideration for Rocket Fuel RSUs(5)	—	$775,125
	TOTAL	$0	$1,816,303
Stephen Snyder	Cash Severance(1)	—	$520,000
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$296,400
	Consideration for Rocket Fuel RSUs(5)	—	—
	TOTAL	$0	$840,878
David Gosen	Cash Severance(1)	—	$611,435
	Benefits Continuation(2)	—	—
	Consideration for Vested Rocket Fuel Options(3)	$5,146	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$35,604
	Consideration for Rocket Fuel RSUs(5)	—	—
	TOTAL	$5,146	$647,039
Richard Pittenger	Cash Severance(1)	—	$686,250
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options(4)	—	$18,125
	Consideration for Rocket Fuel RSUs(5)	—	—
	TOTAL		$728,853
Richard Song	Cash Severance(1)	—	$691,665
	Benefits Continuation(2)	—	$24,478
	Consideration for Vested Rocket Fuel Options(3)	—	—
	Consideration for Unvested Rocket Fuel Options	—	—
	Consideration for Rocket Fuel RSUs(5)	—	$63,375
	TOTAL	$0	$779,518

(1)
The stated amount represents the value of the cash severance payments payable pursuant to the executive officer's MRA, as outlined and described above. These calculations assume that each executive officer's base salary and target bonus rates as in effect as of July 28, 2017, will not change. For Messrs. Gosen and Pittenger, the cash severance payment includes the Incremental Bonus discussed above. In fiscal year 2017, and prior to the assumed termination date of July 28, 2017, Mr. Gosen received a first quarter bonus payment of £25,005.13 and Mr. Song received commission payments totaling

  $208,335. Under the terms of the applicable MRA, bonus or commission payments, as applicable, paid to an executive for the fiscal year in which the Qualifying Termination occurs for such fiscal year's performance offset any cash severance payment payable upon a Qualifying Termination. The fiscal 2017 bonus and commission payments paid to Messrs. Gosen and Song prior to July 28, 2017, are not included in the executive's "Cash Severance" amount above. Except for Messrs. Gosen and Song, no executive officer has received bonus or commission payments for fiscal 2017, and the amounts set forth in the "Cash Severance" column for the executives other than Messrs. Gosen and Song reflect the fiscal 2017 target bonus or commission opportunity for such executive. The dollar value for Mr. Gosen's cash severance amount was calculated based on the exchange rate of British Pounds to U.S. Dollars as of July 27, 2017.

(2)
The stated amount represents the value of the COBRA or other reimbursements payable pursuant to the executive officer's MRA. As of July 28, 2017, Mr. Gosen does not have private medical expenses insurance. These calculations assume the executive officer's benefits elections as in effect as of July 28, 2017 do not change.

(3)
The stated amount assumes that each Vested Rocket Fuel Option with an exercise price per share of Common Stock below the Offer Price will be cancelled in exchange for the Vested Option Consideration as described above under the caption "—Consideration for Rocket Fuel Options," and any Vested Rocket Fuel Options with an exercise price per share of Common Stock greater than or equal to the Offer Price will be cancelled for no consideration immediately prior to the Effective Time.

(4)
The stated amount assumes that each unvested Rocket Fuel Option will fully accelerate in connection with a Qualifying Termination that occurs immediately prior to the Effective Time and, to the extent such Rocket Fuel Option has an exercise price per share of Common Stock below the Offer Price, be cancelled in exchange for the Vested Option Consideration as described above under the caption "—Consideration for Rocket Fuel Options." These calculations further assume that any Rocket Fuel Options with an exercise price per share of Common Stock greater than or equal to the Offer Price will be cancelled for no consideration immediately prior to the Effective Time.

(5)
The stated amount assumes that each Rocket Fuel RSU (other than the CEO PSUs) will fully accelerate in connection with a Qualifying Termination immediately prior to the Effective Time and be cancelled in exchange for the Vested RSU Consideration as described under the caption "—Consideration for Rocket Fuel RSUs." The stated amount further assumes that the Tranche 1 CEO PSUs will be treated as Vested RSUs and be cancelled in exchange for the Vested RSU Consideration, and that the Tranche 2 CEO PSUs will be cancelled in exchange for no consideration as of immediately prior to the Effective Time. Please see the disclosure under the caption "—CEO Performance RSUs" for additional information on the treatment of the CEO PSUs.

             See the information under the caption "Item 8. Additional Information—Golden Parachute Compensation." of this Schedule 14D-9 for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain executive officers in connection with the Offer and the completion of the Merger.

Employment Arrangements with Sizmek

             As of the date of this Schedule 14D-9, none of Rocket Fuel's executive officers has (1) reached an understanding on potential employment or other retention terms with the surviving corporation or Sizmek; or (2) entered into any definitive agreements or arrangements regarding employment or other retention with the surviving corporation or with Sizmek following the consummation of the Merger. However, prior to the Effective Time of the Merger, Sizmek may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of Rocket Fuel's employees, to be effective as of the Effective Time.

Employee Matters Following Closing

             The Merger Agreement provides that from and after the consummation of the Offer, Rocket Fuel will (and Sizmek will cause the surviving corporation to) honor all of the Rocket Fuel Benefit Plans (as defined in the Merger Agreement) and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the consummation of the Offer. The Merger Agreement also provides that during the one-year period following the Effective Time (or until the continuing employee's termination, if shorter), the surviving corporation and its subsidiaries will (and Sizmek shall cause the surviving corporation and its subsidiaries to) provide each continuing employee with (1) severance benefits that are no less favorable than those provided by Rocket Fuel and its subsidiaries to such continuing employee under an applicable Rocket Fuel Benefit Plan in effect as of the date of the Merger Agreement and provided to Sizmek prior to the date of the Merger Agreement; (2) base compensation that is no less favorable than the base compensation provided by Rocket Fuel and its subsidiaries to such continuing employee as of the date of the Merger Agreement; and (3) Group Welfare Benefits (as defined in the Merger Agreement) that are, in the aggregate, substantially comparable to those provided by Rocket Fuel and its subsidiaries to such continuing employee as of the date of the Merger Agreement, unless the costs to Rocket Fuel to provide such Group Welfare Benefits materially increase, in which case, continuing employees will be provided Group Welfare Benefits that are, in the aggregate, substantially comparable to the Group Welfare Benefits provided by Sizmek and its affiliates to their similarly situated employees.

             Nothing in the Merger Agreement will be deemed to (1) guarantee employment for any period of time for, or preclude the ability of Sizmek, the surviving corporation or any of their respective subsidiaries to terminate, any continuing employee for any reason; (2) subject to Sizmek, the surviving corporation and its subsidiaries otherwise satisfying its obligations under the Merger Agreement, require Sizmek, the surviving corporation or any of their respective subsidiaries to continue any Rocket Fuel Benefit Plan or other benefit plan or arrangement or prevent the amendment, modification or termination thereof after the Effective Time; (3) create any third party beneficiary rights in any person; or (4) be treated as establishment, an amendment of, or undertaking to establish or amend, any Rocket Fuel Benefit Plan or other benefit plan or arrangement.

Director and Officer Indemnification and Insurance

             As permitted by Section 102(b)(7) of the DGCL, Rocket Fuel's Amended and Restated Certificate of Incorporation, which is referred to as the "Charter," includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

             In addition, as permitted by Section 145 of the DGCL, the Charter and Rocket Fuel's Second Amended and Restated Bylaws, which is referred to as the "Bylaws," provide that:

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  Rocket Fuel will indemnify its directors and officers for serving in those capacities or for serving other business enterprises at Rocket Fuel's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of Rocket Fuel and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.
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  Rocket Fuel may, in its discretion, indemnify its employees and agents in those circumstances where indemnification is permitted by applicable law.
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  Rocket Fuel is required to advance expenses (including attorney's fees), as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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  Rocket Fuel will not be obligated pursuant to the Bylaws to indemnify a person with respect to proceedings initiated by that person against Rocket Fuel or its directors, officers, employees, agents or other indemnitees, except with respect to proceedings authorized by Rocket Fuel's board of directors or brought to enforce a right to indemnification, where Rocket Fuel provides the indemnification, in its sole discretion, pursuant to the powers vested in Rocket Fuel under applicable law, or as otherwise required by applicable law.
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  The rights conferred in the Charter and Bylaws are not exclusive, and Rocket Fuel is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.
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  Rocket Fuel may not amend, alter or repeal the bylaw provision related to indemnification to adversely affect any right or protection of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

             Rocket Fuel's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and also to provide for certain additional procedural protections. Rocket Fuel also maintains directors and officers insurance to insure such persons against certain liabilities.

             These indemnification provisions and the indemnification agreements entered into between Rocket Fuel and its officers and directors may be sufficiently broad to permit indemnification of Rocket Fuel's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended. The form of such indemnification agreement is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated by reference.

             The Merger Agreement provides for indemnification and insurance rights in favor of Rocket Fuel's current and former directors and officers, which are referred to as the "Indemnified Persons." Sizmek will ensure that, for a period of six years after the Effective Time, the certificate of incorporation, bylaws or other similar organizational documents of the surviving corporation contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in Rocket Fuel's certificate of incorporation, Rocket Fuel's bylaws and other similar organizational documents of the subsidiaries of Rocket Fuel, as applicable, as of the date of the Merger Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable law.

             Sizmek will ensure that, for a period of six years after the Effective Time, the surviving corporation maintains in effect Rocket Fuel's current directors and officers' liability insurance, which is referred to as the "D&O Insurance," in respect to acts or omissions occurring at or prior to the Effective Time on terms that are equivalent to those of the D&O Insurance. The surviving corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by Rocket Fuel for coverage for its last full fiscal year, which is referred to as the "Maximum Annual Premium." If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the surviving corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the

Maximum Annual Premium from an insurance carrier with the same or better credit rating as Rocket Fuel's current directors' and officers' liability insurance carrier. Prior to the Effective Time, and in lieu of maintaining the D&O Insurance described above, Rocket Fuel may (or, if Sizmek requests, Rocket Fuel will) purchase a prepaid "tail" policy, which is referred to as a "Tail Policy," with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as Rocket Fuel's current directors' and officers' liability insurance carrier so long as the annual cost for a Tail Policy does not exceed the Maximum Annual Premium. If the Tail Policy is purchased prior to the Effective Time, then the surviving corporation will (and Sizmek will cause the surviving corporation to) maintain such a Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as such a Tail Policy is in full force and effect.

Section 16 Matters

             As permitted by the Merger Agreement, the Rocket Fuel Board adopted a resolution in connection with the approval of the Merger Agreement so that any disposition of equity securities of Rocket Fuel in connection with the Merger Agreement by any officer or director of Rocket Fuel who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, which is referred to as the "Exchange Act," will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.  The Solicitation or Recommendation.

Recommendation of the Rocket Fuel Board.

             At a meeting duly called and held the Rocket Fuel Board unanimously (1) determined that it is in the best interests of Rocket Fuel and its stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer and the Merger upon the terms and subject to the conditions set forth in the Merger Agreement; (2) approved the Merger Agreement and the execution and delivery of the Merger Agreement by Rocket Fuel, the performance by Rocket Fuel of its covenants and other obligations in the Merger Agreement, and the consummation of the Offer and the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth in the Merger Agreement; and (3) resolved to recommend that stockholders of Rocket Fuel accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer.

             Accordingly, and for the other reasons described in more detail below, the Rocket Fuel Board recommends that Rocket Fuel stockholders accept the Offer and tender all of their shares of Common Stock pursuant to the Offer.

             A copy of the letter to Rocket Fuel stockholders communicating the Rocket Fuel Board's recommendation is filed as Exhibit (a)(2)(A) to this Schedule 14D-9 and is incorporated by reference.

Background and Reasons for the Rocket Fuel Board's Recommendation.

Background of the Offer

             The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the Deal Committee, the Rocket Fuel Board or the representatives of Rocket Fuel, and other parties. Other than as described below, there have been no material contacts between Rocket Fuel, Vector and Sizmek in the past two years.

             Rocket Fuel operates two related businesses. The first, which is referred to as "Media Services," involves Rocket Fuel offering its Predictive Marketing Platform as a managed service that is operated on behalf of customers. The second, which is referred to as "Platform Solutions," is a technology solution that Rocket Fuel customers acquire and operate themselves, or acquire and utilize along with support services from Rocket Fuel.

             The Rocket Fuel Board regularly evaluates Rocket Fuel's strategic direction and ongoing business plans with a view toward strengthening Rocket Fuel's business and enhancing stockholder value. As part of this evaluation, the Rocket Fuel Board has, from time to time, considered a variety of strategic alternatives. These have included, among others, (1) the continuation of Rocket Fuel's current business plan; (2) investment in and development of new products; (3) potential expansion opportunities into new business lines through acquisitions and combinations of Rocket Fuel with other businesses; (4) a possible sale of Rocket Fuel or one or more of its business units; and (5) strategic investments in Rocket Fuel and other capital raising activities.

             Since at least the second quarter of 2016, Media Services has experienced a number of cyclical challenges that have significantly impacted its financial and operational results. Among these are (1) agency holding companies migrating their spending away from Media Services and toward their own or third party competing sources; (2) Rocket Fuel transitioning Media Services customers from Media Services to Platform Solutions; and (3) a shift in customer focus by Media Services toward larger accounts. These challenges contributed to the declining financial and operational performance of Rocket Fuel as a whole during this time period. These challenges occurred against the larger industry backdrop of the increasingly challenged advertising technology landscape, due in part to the actions of several large, well-capitalized competitors such as Google, Facebook and The Trade Desk, as well as the entry of Amazon.

             On November 15, 2016, the Rocket Fuel Board met, with members of Rocket Fuel management in attendance. The members of Rocket Fuel management (1) reviewed Rocket Fuel's preliminary financial and operational performance for the fourth quarter of 2016; and (2) discussed estimates of Rocket Fuel's financial and operational performance for the first quarter and first half of 2017. The members of Rocket Fuel management also discussed (1) Rocket Fuel's liquidity position and future cash needs; (2) Rocket Fuel's compliance with the covenants under its debt facility; and (3) the upcoming negotiation of certain amendments to the debt facility to permit Rocket Fuel to remain in covenant compliance. The Rocket Fuel Board discussed Rocket Fuel's strategic position and the financial and operational results of Media Services and Platform Solutions. The Rocket Fuel Board expressed its desire to transition the company further toward Platform Solutions, as it believed that, of Rocket Fuel's two businesses, Platform Solutions had better long-term prospects. It was noted that if Rocket Fuel sold Media Services, then the proceeds from that sale could conceivably be used to repay all or a significant portion of Rocket Fuel's debt, thereby removing a significant risk to Rocket Fuel's long-term prospects. As a result, the Rocket Fuel Board decided to explore a sale of Media Services. The Rocket Fuel Board elected to form a committee of directors, which is referred to as the "Deal Committee," to oversee this exploration. The Deal Committee was formed in light of (1) the potentially significant workload that could be involved in considering a sale of Media Services; (2) the possibility that Rocket Fuel management might need feedback and direction on relatively short notice; and (3) the benefits of having independent directors oversee and direct the process of considering a sale. The Deal

Committee was authorized, among other things, to (1) explore, evaluate, negotiate and (if applicable) recommend to the Rocket Fuel Board for approval or rejection the terms and conditions of any sale of Media Services, and to take such other actions with respect to any such transaction as the Deal Committee deemed necessary, appropriate or advisable; (2) determine whether any sale of Media Services is fair to, and in the best interests of Rocket Fuel and Rocket Fuel stockholders; and (3) recommend to the Rocket Fuel Board what action, if any, should be taken by Rocket Fuel with respect to any such transaction. The Rocket Fuel Board retained the power and authority to approve the final decision on a sale of Media Services. The Rocket Fuel Board appointed William W. Ericson and Ronald E. F. Codd to the Deal Committee. Mr. Ericson was designated by the Rocket Fuel Board as the chairman of the Deal Committee. The Rocket Fuel Board did not provide for the payment of any additional compensation to the members of the Deal Committee. The Rocket Fuel Board also decided to engage Needham & Company, LLC, which is referred to as "Needham & Company," to serve as financial advisor in connection with the sale of Media Services. The Rocket Fuel Board selected Needham & Company due to that firm's qualifications, expertise, reputation and knowledge of the industry in which Rocket Fuel operates, and Needham & Company's experience in similar situations.

             On November 17, 2016, Rocket Fuel formally engaged Needham & Company to serve as financial advisor in connection with the sale of Media Services.

             In December 2016 and January 2017, at the request of Rocket Fuel, representatives of Needham & Company contacted 69 potential strategic acquirers (not including Sizmek) and two private equity firms (not including Vector) concerning their interest in a possible acquisition of Media Services.

             On December 2, 2016, E. Randolph Wootton III, Rocket Fuel's chief executive officer, met with representatives of Vector at their request. During this meeting, the representatives of Vector expressed interest in acquiring Rocket Fuel, but did not propose a price for an acquisition. Mr. Wootton informed the representatives of Vector that Rocket Fuel was currently pursuing its standalone strategy. Mr. Wootton informed the Rocket Fuel Board of his meeting with Vector.

             On January 5, 2017, a senior representative of Vector met with Mr. Wootton and informally reiterated Vector's interest in acquiring Rocket Fuel. As before, the representative of Vector Capital did not propose a price for this acquisition. Mr. Wootton informed the Rocket Fuel Board of this meeting.

             On January 9, 2017, Rocket Fuel announced a significant restructuring and an intention to continue to shift its strategic focus toward Platform Solutions. The level of restructuring was predicated on certain assumptions regarding the growth of Platform Solutions and the performance of Media Services. If these assumptions did not prove correct, then additional restructuring might be required for Rocket Fuel to meet its commitments.

             On February 14, 2017, Rocket Fuel entered into an amendment to its debt facility. This amendment had the effect of reducing certain financial metrics under the debt facility's covenants for 2017 and extending the term of the debt facility through 2018. At the time of the amendment, the lender informed Rocket Fuel management that it would be less likely to agree to future waivers or amendments than had been its historical practice. It also informed Rocket Fuel management that no waivers or amendments were likely to be granted if Rocket Fuel did not achieve the revenue or profitability levels reflected in Rocket Fuel's 2017 budget. In light of this, Rocket Fuel management, with the knowledge of the Rocket Fuel Board, began to explore ways in which it could replace the debt facility with a debt facility from a new lender. Over the year prior to entering into the Merger Agreement, Rocket Fuel management approached 11 financial institutions regarding replacing Rocket Fuel's debt facility.

             Also on February 14, 2017, a senior representative of Vector informed Mr. Wootton that Vector would submit an unsolicited proposal to acquire all of Rocket Fuel later that week.

             On February 17, 2017, Rocket Fuel received two preliminary, non-binding indications of interest. A company referred to as "Party A" proposed to acquire Media Services for $80 to $85 million. This proposal was received in connection with the process being facilitated by Needham & Company to sell Media Services. Sizmek, as an affiliate of Vector, proposed to acquire all of Rocket Fuel for $3.40 per share of Common Stock.

             On February 19, 2017, the Deal Committee met. Also in attendance were members of Rocket Fuel management and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Rocket Fuel, which is referred to as "Wilson Sonsini." The representatives of Wilson Sonsini discussed with the members of the Deal Committee their fiduciary duties as directors. The Deal Committee reviewed the proposals from Party A and Sizmek. In view of Sizmek's interest in acquiring all of Rocket Fuel, the Deal Committee discussed the retention of a financial advisor to assist the Deal Committee and the Rocket Fuel Board in analyzing Sizmek's proposal and potentially commencing a process to explore strategic alternatives for Rocket Fuel. Given the existing working relationship with Needham & Company, the Deal Committee determined to invite representatives of Needham & Company to an upcoming meeting of the Rocket Fuel Board to allow them to discuss Sizmek's proposal and Needham & Company's qualifications.

             On February 20, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Wilson Sonsini discussed with the members of the Rocket Fuel Board their fiduciary duties. The Rocket Fuel Board reviewed the proposals from Party A and Sizmek. The Rocket Fuel Board believed that there was significant value in preserving the optionality to choose to operate Platform Solutions as a standalone company due to, among other things, its beliefs regarding Platform Solutions' long-term prospects. Accordingly, the Rocket Fuel Board concluded that Rocket Fuel should continue to pursue a sale of Media Services. At the same time, the Rocket Fuel Board was aware that pursuing strategic alternatives for all of Rocket Fuel could potentially result in a transaction that would be in the best interests of Rocket Fuel stockholders. In light of these considerations and Sizmek's proposal, the Rocket Fuel Board determined that it would be appropriate to simultaneously explore strategic alternatives for all of Rocket Fuel. The Rocket Fuel Board expanded the authority of the Deal Committee to empower it to explore, evaluate, negotiate and (if applicable) recommend to the Rocket Fuel Board for approval or rejection the terms and conditions of any strategic alternative for Rocket Fuel, including a sale of the entire company, and to take such other actions with respect to any such transaction as the Deal Committee deemed necessary, appropriate or advisable. The Rocket Fuel Board also appointed Monte Zweben to the Deal Committee. After reviewing Needham & Company's qualifications and the work it had done in connection with the potential sale of Media Services, the Rocket Fuel Board authorized the Deal Committee to expand the retention of Needham & Company to assist the Deal Committee and the Rocket Fuel Board in reviewing strategic alternatives for all of Rocket Fuel.

             Also on February 20, 2017, and following the meeting of the Rocket Fuel Board, the Deal Committee met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. The Deal Committee discussed the expanded retention of Needham & Company as authorized by the Rocket Fuel Board.

             On February 21, 2017, a company referred to as "Party B" submitted a preliminary, non-binding indication of interest to acquire a majority stake in Media Services. Party B's proposal ascribed an enterprise value of $130 to $150 million to Media Services. Party B proposed a multi-step transaction where Rocket Fuel would first divest Platform Solutions to a separate third party acquirer so that Rocket Fuel would be composed of only Media Services. Once that divestiture was complete, Party B would make an investment in Rocket Fuel in order to acquire a majority stake in Rocket Fuel. This proposal was received in connection with the process being facilitated by Needham & Company to sell Media Services.

             On February 23, 2017, Rocket Fuel formally expanded Needham & Company's engagement to include the review of strategic alternatives for all of Rocket Fuel.

             From February 2017 through April 2017, at the request of the Deal Committee, representatives of Needham & Company contacted 24 potential strategic acquirers (not including Sizmek) and 13 private equity firms (not including Vector) concerning their interest in a possible acquisition of Rocket Fuel. Of these, 18 potential strategic acquirers and two private equity firms had previously been contacted by representatives of Needham & Company concerning their interest in a possible acquisition of Media Services. Overall, Rocket Fuel entered into a total of 30 confidentiality agreements with parties interested in acquiring Media Services or all of Rocket Fuel, including with each of Party A, Party B, Party C, Party D and Vector (on behalf of Sizmek). The confidentiality agreements that include standstill provisions do not prohibit the counterparty from making non-public acquisition proposals to Rocket Fuel. During this period, Rocket Fuel management engaged in numerous management presentations with potentially interested parties, and responded to numerous diligence requests.

             On February 28, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Needham & Company reviewed for, and discussed with, the Deal Committee a summary of Needham & Company's preliminary financial analyses of each of Rocket Fuel, Media Services and Platform Solutions based on Rocket Fuel management's then current forecasts. The Deal Committee discussed (1) the proposals received from Party A, Party B and Sizmek; and (2) the process related to considering strategic alternatives for Rocket Fuel. The Deal Committee instructed Rocket Fuel management and Needham & Company to work with Party B to understand the transaction that it was proposing. The Deal Committee noted that a sale of Media Services would (1) involve significant complexity because Media Services and Platform Solutions had historically been operated on a consolidated basis; and (2) require a longer time period to negotiate and execute as compared to sale of all of Rocket Fuel.

             On March 2, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. Representatives of Needham & Company attended a portion of this meeting. The Deal Committee (1) discussed the proposals received from Party A, Party B and Sizmek; and (2) authorized Needham & Company to discuss with Party A ways in which Party A could improve the terms of its proposal.

             On March 7, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee (1) discussed the proposals received from Party A, Party B and Sizmek; and (2) authorized Needham & Company to begin contacting third parties (including Sizmek) who might have an interest in acquiring Rocket Fuel. These third parties, all of whom had been previously contacted about their interest in acquiring Media Services, were selected by the Deal Committee with input from Needham & Company based on an assessment as to their ability to consummate an acquisition of Rocket Fuel and their interest in Rocket Fuel's industry. The Deal Committee also instructed the representatives of Needham & Company to inform Party A and Party B that Rocket Fuel was now also considering strategic alternatives for the entire company.

             On March 8, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee received a presentation from Rocket Fuel management concerning the financial and operational performance of Media Services and Rocket Fuel. The Deal Committee discussed the proposals received from Party A, Party B and Sizmek. The Deal Committee determined to recommend to the Rocket Fuel Board a strategy of (1) continuing to work with Party A to improve and clarify the terms of its proposal; (2) instructing Needham & Company and Rocket Fuel management to undertake additional work to understand the transaction proposed by Party B, with a focus on improving the financial terms and reducing execution risk; (3) allowing Needham & Company to continue to contact third parties who might have an interest in acquiring Rocket Fuel; and (4) instructing Rocket Fuel management and the representatives of Needham & Company to inform Sizmek that it needed to improve the terms of its proposal.

             On March 9, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management in attendance. Representatives of each of Needham & Company and Wilson Sonsini attended a portion of this meeting. The members of Rocket Fuel management discussed (1) Rocket Fuel's financial and operational performance and liquidity position; (2) that Rocket Fuel's current financial and operational performance was such that Rocket Fuel was at risk of not being able to comply with the covenants under its debt facility in the second half of 2017; and (3) the capital requirements, opportunities and challenges facing Platform Solutions as a standalone public company following a sale of Media Services. It was noted that there could be no assurance that Rocket Fuel's lender would agree to waive compliance with the covenants of the debt facility and that noncompliance could result in the lender requiring that some or all of the outstanding balance on the debt facility be repaid. The outstanding balance exceeded Rocket Fuel's available cash on hand. The Rocket Fuel Board noted the threat to Rocket Fuel's long-term viability posed by any noncompliance with the debt facility. The Rocket Fuel Board determined to continue to pursue both a sale of Media Services and strategic alternatives for all of Rocket Fuel. The Rocket Fuel Board discussed the proposals received from Party A, Party B and Sizmek. The Deal Committee provided its recommendations to the Rocket Fuel Board as approved at its meeting on March 8, 2017. The Rocket Fuel Board adopted those recommendations. Following this meeting, based on the direction of the Rocket Fuel Board, Rocket Fuel management and representatives of Needham & Company engaged in numerous discussions with Party A, Party B and Sizmek in an effort to improve the clarity, viability and terms of their proposals or, in the case of Party A and Party B, interest them in pursuing an acquisition of all of Rocket Fuel.

             On March 16, 2017, Rocket Fuel management and a financial institution began discussions regarding replacing Rocket Fuel's debt facility. This financial institution began its due diligence investigation of Rocket Fuel on March 27, 2017.

             On March 21, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Needham & Company provided an update on the status of discussions with third parties who might have an interest in acquiring Rocket Fuel or Media Services, including Party A, Party B and Sizmek. The representatives of Needham & Company recommended contacting additional third parties about their interest in acquiring Rocket Fuel, and the Deal Committee approved this recommendation. These third parties were selected by the Deal Committee with input from Needham & Company based on an assessment as to their ability to consummate an acquisition of Rocket Fuel and their interest in Rocket Fuel's industry. The members of Rocket Fuel management discussed (1) Rocket Fuel's financial and operational performance; (2) Rocket Fuel's liquidity position and future cash needs; and (3) that Rocket Fuel's current financial and operational performance was such that Rocket Fuel was at risk of not being able to comply with the covenants under its debt facility in the second half of 2017. The Deal Committee approved (1) making a counterproposal to Party A; and (2) seeking additional clarification from Party B as to the terms of its proposal.

             On March 22, 2017, Vector (on behalf of Sizmek) entered into a confidentiality agreement with Rocket Fuel. This confidentiality agreement permits Vector to make non-public acquisition proposals to Rocket Fuel.

             On March 27, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. The Deal Committee discussed the proposal received from Party B and the terms of possible counterproposals.

             On March 29, 2017, Messrs. Wootton and Zweben met with senior representatives of Party A to discuss Party A's interest in an acquisition of Media Services or all of Rocket Fuel.

             On March 30, 2017, Party A submitted a revised preliminary, non-binding indication of interest to acquire Media Services for $40 million. Party A also proposed making a $40 million investment in Rocket Fuel following the sale of Media Services. Party A cited declines in the financial and operational results of Media Services and an internal change in Party A's objectives as the reasons for the change in its proposal.

             On March 31, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee (1) discussed the proposal received from Party A; and (2) provided guidance to Rocket Fuel management on the terms of a counterproposal.

             On April 5, 2017, Party B submitted a revised preliminary, non-binding indication of interest to acquire Media Services for $80 million at closing and up to $50 million to be payable to Rocket Fuel in the future, $20 million of which would be based on the financial and operational performance of Media Services. The proposal also provided that Rocket Fuel would make its Predictive Marketing Platform available to Party B for a period of time following the closing at minimal or no operating margin to Rocket Fuel. Following this, based on directions from the Deal Committee, Rocket Fuel management and representatives of Needham & Company continued to negotiate the terms of Party B's proposal with representatives of Party B.

             On April 21, 2017, Party B submitted a further revised preliminary, non-binding indication of interest to acquire Media Services for $80 million at closing and up to $60 million to be payable in the future (which contingent amount includes $40 million potentially payable to Rocket Fuel based on the future performance of Media Services). In addition, the proposal contemplated $10 million potentially payable to Media Services' management team if certain performance metrics were achieved following the acquisition. The proposal modified the terms on which Rocket Fuel would make its Predictive Marketing Platform available to Party B for a period of time following the closing.

             Later on April 21, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee (1) discussed the proposal received from Party B, including the complexity of the transaction; and (2) provided guidance to Rocket Fuel management on the terms of a counterproposal.

             Also on April 21, 2017, Rocket Fuel received two preliminary, non-binding indications of interest. A private equity firm referred to as "Party C" proposed to acquire all of Rocket Fuel for $2.00 to $2.25 per share of Common Stock. In the alternative, Party C proposed to acquire Platform Solutions for $65 million to $75 million. A company referred to as "Party D" proposed to acquire Media Services with a $100 million promissory note. Party D also proposed making a $50 million investment in Rocket Fuel six months following the sale of Media Services.

             On April 24, 2017, Sizmek submitted a revised preliminary, non-binding indication of interest to acquire all of Rocket Fuel for $4.00 to $5.25 per share of Common Stock. Sizmek's proposal included a request that Rocket Fuel agree to negotiate exclusively with Sizmek for five weeks.

             On April 25, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the ongoing efforts of Needham & Company and Rocket Fuel management to identify and meet with parties potentially interested in acquiring Media Services or all of Rocket Fuel. The Deal Committee discussed the proposals received from Party B, Party C, Party D and Sizmek. The Deal Committee determined that it was not prepared to enter into exclusive negotiations with Sizmek due to the wide per share price range in its proposal. The Deal Committee discussed the status of Party A's interest in acquiring Media Services, and it was noted that Party A had not been actively pursuing an acquisition since approximately March 30, 2017. The Deal Committee instructed Mr. Wootton to contact Party A and inform Party A that Rocket Fuel was continuing to actively pursue a sale of Media Services or the entire company.

             Also on April 25, 2017, Party B submitted a revised preliminary, non-binding indication of interest to acquire Media Services for $80 million at closing and up to $60 million to be payable in the future (which contingent amount includes $30 million potentially payable to Rocket Fuel based on the future performance of Media Services). In addition, the proposal contemplated $10 million potentially payable to Media Services' management team if certain performance metrics were achieved following the acquisition. The proposal modified the terms on which Rocket Fuel would make its Predictive Marketing Platform available to Party B for a period of time following the closing.

             On April 26, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Needham & Company reviewed for, and discussed with, the Rocket Fuel Board a summary of Needham & Company's preliminary financial analyses of the proposals received from Party C, Party D and Sizmek, and discussed with the Rocket Fuel Board the proposal received from Party B. The Deal Committee recommended negotiating with Party B, Party C, Party D and Sizmek. The Rocket Fuel Board accepted this recommendation. Given that Party C's proposal was substantially below the comparable proposal received from Sizmek, the Rocket Fuel Board instructed Needham & Company to inform Party C that it would need to increase its price substantially to remain competitive.

             On April 28, 2017, Party C submitted a revised preliminary, non-binding indication of interest to acquire all of Rocket Fuel for $4.60 to $4.90 per share of Common Stock.

             During the week of May 1, 2017, both Party C and Sizmek commenced their due diligence review of Rocket Fuel.

             On May 1, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposals received from Party A, Party B, Party C, Party D and Sizmek.

             On May 2, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The members of Rocket Fuel management (1) reviewed Rocket Fuel's preliminary financial and operational performance for the first quarter of 2017; (2) discussed estimates of Rocket Fuel's financial and operational performance for the second quarter of 2017; (3) discussed Rocket Fuel's liquidity position and future cash needs; and (4) updated the

Rocket Fuel Board on the increased risk of Rocket Fuel being unable to comply with its covenants under its debt facility for the second half of 2017. The Rocket Fuel Board discussed the proposals received from Party A, Party B, Party C, Party D and Sizmek. The Rocket Fuel Board discussed the ongoing efforts of Needham & Company and Rocket Fuel management to identify and meet with additional parties potentially interested in acquiring Media Services or all of Rocket Fuel.

             On May 11, 2017, Party D submitted a revised preliminary, non-binding indication of interest to acquire Media Services for $100 million at closing and $15 million in the form of a three-year promissory note. The proposal also included $45 million in minimum fees from media purchases through Platform Solutions and the right for Party D to purchase $15 million of Rocket Fuel preferred stock within six months of closing. Party D did not indicate any sources of financing for its proposal.

             Also on May 11, 2017, following the release of Rocket Fuel's first quarter of 2017 financial results, the financial institution with whom Rocket Fuel had been discussing a replacement debt facility terminated those discussions.

             On May 12, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposals received from Party A, Party B, Party C, Party D and Sizmek. The Deal Committee noted its concerns with the lack of speed with which Party B was acting to (1) finalize its proposal and (2) complete its due diligence investigation. The Deal Committee approved sending letters to each of Party A, Party B, Party C, Party D and Sizmek. These letters instructed each party to submit a revised proposal to acquire Media Services or all of Rocket Fuel, as applicable, by May 22, 2017. For those parties considering an acquisition of the entire company, a draft merger agreement was also provided.

             On May 18, 2017, Party C withdrew its proposal to acquire all of Rocket Fuel. Party C cited Rocket Fuel's first quarter of 2017 results and concerns about the remainder of the year as the reason for the withdrawal.

             On May 19, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposals received from Party A, Party B, Party D and Sizmek.

             On May 22, 2017, Party B submitted a revised preliminary, non-binding indication of interest to acquire Media Services for $80 million at closing and up to $60 million to be payable in the future (which contingent amount includes $30 million potentially payable to Rocket Fuel based on the future performance of Media Services). In addition, the proposal contemplated $10 million potentially payable to Media Services' management team if certain performance metrics were achieved following the acquisition. The proposal modified the terms on which Rocket Fuel would make its Predictive Marketing Platform available to Party B for a period of time following the closing. Party B's proposal included a request that Rocket Fuel agree to negotiate exclusively with Party B for 60 days. Party B's proposal did not indicate a source of funds for its proposal.

             Also on May 22, 2017, Stephen Snyder, Rocket Fuel's chief financial officer, met with Party A's chief financial officer to discuss forecasts of Rocket Fuel's financial and operating results.

             On May 24, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposal received from Party B.

             In late May 2017, Party D determined that it would not be able to secure sufficient financing to proceed with its proposal to acquire Media Services. On May 24, 2017, Party D proposed a joint venture with Rocket Fuel where Rocket Fuel would transfer certain smaller Media Services accounts to Party D.

             On May 25, 2017, Sizmek submitted a revised preliminary, non-binding indication of interest to acquire all of Rocket Fuel for $3.50 to $3.80 per share of Common Stock. Sizmek stated that Rocket Fuel's revenue and profitability underperformance relative to Rocket Fuel's plan necessitated the lower purchase price. The proposal stated that Sizmek would converge on the final price shortly after the completion of additional diligence, including customer calls. It also included preliminary reactions from Sizmek on certain key terms of the Merger Agreement. Sizmek requested that Rocket Fuel agree to negotiate exclusively with Sizmek for three to four weeks.

             Later on May 25, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Needham & Company reviewed for, and discussed with, the Rocket Fuel Board the proposals received from Party B, Party D and Sizmek. Members of the Deal Committee and representatives of Needham & Company and Wilson Sonsini discussed the advantages and challenges of the proposals received to date, including (1) the potential challenge posed by Party B's ability to obtain financing for the transaction; (2) the complexity in separating Media Services from the rest of Rocket Fuel; (3) the execution risks of Party B's proposal; and (4) that Party D's proposal did not meet many of the objectives established by the Rocket Fuel Board. The members of Rocket Fuel management (1) reviewed Rocket Fuel's preliminary financial and operational performance for the first quarter of 2017; (2) discussed estimates of Rocket Fuel's financial and operational performance for the second quarter of 2017; and (3) discussed Rocket Fuel's liquidity position and future cash needs. The members of Rocket Fuel management informed the Rocket Fuel Board that, in light of a reduction in Rocket Fuel management's forecasts for the financial and operational performance of Media Services, it was highly unlikely that Rocket Fuel would be able to remain in compliance with its covenants under its debt facility.

             By late May 2017, it became apparent that Party A was no longer pursuing an acquisition of Media Services because Party A had not responded to numerous communications by members of Rocket Fuel management.

             On May 26, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposals received from Party B and Sizmek.

             On May 31, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposals received from Party B and Sizmek.

             On June 2, 2017, Party B and Sizmek each submitted revised preliminary, non-binding indications of interest. Party B proposed to acquire Media Services for $80 million at closing and up to $60 million to be payable in the future (which contingent amount includes $30 million potentially payable to Rocket Fuel based on future performance of Media Services). In addition, the proposal contemplated $10 million potentially payable to Media Services' management team if certain performance metrics were achieved following the acquisition. The proposal modified the terms on which Rocket Fuel would make its Predictive Marketing Platform available to Party B for a period of time following the closing. Party B's proposal included a request that Rocket Fuel agree to negotiate exclusively with Party B for 30 days. Sizmek proposed to acquire all of Rocket Fuel for $3.50 to $4.00 per share of Common Stock. Sizmek stated its goal was to work toward a price of $4.00 per share. Sizmek's proposal included a request that Rocket Fuel agree to negotiate exclusively with Sizmek for at least three weeks.

             On June 2, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposals from Party B and Sizmek. Also discussed were the requests from each of Party B and Sizmek that Rocket Fuel agree to negotiate on an exclusive basis. The Deal Committee noted that the two proposals involved substantially different deal certainty, complexity and timing considerations. In particular, it was the belief of the Deal Committee that it would take at least several additional weeks to negotiate and document a transaction with Party B as compared to a transaction with Sizmek. Even after negotiations were complete, Rocket Fuel management would need to separate Media Services from the rest of Rocket Fuel. In contrast, the execution of Sizmek's proposal would be far less complex, as it involved the sale of the entire company without the need to separate Rocket Fuel's two businesses. In addition, the Deal Committee noted that (1) Sizmek had been conducting its due diligence investigation of Rocket Fuel for over 30 days; (2) Party B's due diligence process remained substantially incomplete; (3) Party B needed to engage a third party to assist with its due diligence but was unwilling to do so without Rocket Fuel agreeing to negotiate with Party B on an exclusive basis; and (4) Party B's proposal involved regulatory considerations impacting deal certainty that were not present in Sizmek's proposal.

             On June 3, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the meeting of the Rocket Fuel Board to be held later that day and the key concepts that it wanted the Rocket Fuel Board to understand about the proposals from Party B and Sizmek, including the relative risks and merits of each proposal.

             Later on June 3, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. Representatives of Needham & Company attended a portion of this meeting. The representatives of Wilson Sonsini discussed with the members of the Rocket Fuel Board their fiduciary duties. The representatives of Needham & Company reviewed for, and discussed with, the Rocket Fuel Board the proposals from Party B and Sizmek. Members of the Deal Committee provided their perspective on the relative risks and merits of the two proposals. The Rocket Fuel Board discussed the prospects for Platform Solutions as a standalone company. The Rocket Fuel Board discussed (1) Rocket Fuel's financial and operational performance for the first half of 2017; (2) estimates of Rocket Fuel's financial and operational performance for the second quarter of 2017 and the remainder of the year; and (3) increasing concerns regarding Rocket Fuel's liquidity position and future cash needs. The Rocket Fuel Board noted that Rocket Fuel's current financial and operational performance increased the concern that Rocket Fuel would not be able to comply with the covenants under its debt facility. Mr. Ericson reminded the members of the Rocket Fuel Board of his affiliation with Mohr Davidow Ventures, the investment firm that controls MDV IX, L.P., Rocket Fuel's largest stockholder. Mr. Ericson stated that he would make any decision regarding strategic alternatives at Rocket Fuel in his capacity as a director and not as a stockholder, and that others at Mohr Davidow Ventures would make the decision as to Mohr Davidow Ventures' support for a transaction as a stockholder of Rocket Fuel. It was the consensus of the Rocket Fuel Board that Needham & Company and Rocket Fuel management should focus their efforts on negotiating a transaction with Sizmek, as this was believed to be the strategic alternative that was most likely to yield a transaction that would be in the best interests of Rocket Fuel stockholders. The Rocket Fuel Board instructed Needham & Company and Rocket Fuel management to continue negotiations with Sizmek with the objective of securing a price of $4.00 per share of Common Stock. The Rocket Fuel Board authorized Rocket Fuel management to enter into an exclusivity agreement with Sizmek if Rocket Fuel management believed that doing so would be appropriate.

             Later on June 3, 2017, at the instruction of the Rocket Fuel Board, representatives of Needham & Company proposed to Sizmek that if Sizmek agreed to work toward a price of $4.00 per share of Common Stock to acquire all of Rocket Fuel, then Sizmek would be permitted to conduct additional due diligence. If Sizmek was unable to make an acquisition proposal at $4.00 per share of Common Stock after completing due diligence, then Sizmek would promptly inform Rocket Fuel and Rocket Fuel would be released from any obligation to negotiate exclusively with Sizmek. Sizmek accepted this proposal.

             On June 6, 2017, Rocket Fuel and Sizmek entered into an exclusivity agreement obligating Rocket Fuel to negotiate exclusively with Sizmek through June 20, 2017. The exclusivity period could be extended to June 27, 2017, if Rocket Fuel determined that Sizmek was diligently proceeding with pursuing a transaction.

             On June 7, 2017, representatives of each of Wilson Sonsini and Kirkland & Ellis LLP, counsel to Sizmek, which is referred to as "Kirkland," discussed Sizmek's preliminary comments to the draft Merger Agreement, which included Sizmek's expectation that entities affiliated with Mr. Ericson and Richard Frankel would enter into the Tender and Support Agreement. Together, these entities hold approximately 24% of the Common Stock.

             On June 14, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. The Rocket Fuel Board received an update on the status of Sizmek's due diligence investigation and the negotiation of the Merger Agreement. The members of Rocket Fuel management discussed (1) estimates of Rocket Fuel's financial and operational performance for the second quarter of 2017; (2) Rocket Fuel's liquidity position and future cash needs; and (3) preliminary plans to reduce Rocket Fuel's cost structure in the second half of 2017 if the process to sell Media Services or all of Rocket Fuel was not successful.

             On June 20, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee received an update on the status of Sizmek's due diligence investigation. The Deal Committee was informed that Sizmek needed additional time and information in order to complete its due diligence investigation and determine the specific per share value at which it was willing to acquire all of Rocket Fuel.

             Later on June 20, 2017, Rocket Fuel management provided Sizmek with a revised forecast of Rocket Fuel's financial and operational performance for 2017. Within hours of receiving this information, representatives of Sizmek informed members of Rocket Fuel management that the forecasted decreases in net revenue and Adjusted EBITDA made it impossible for Sizmek to offer a price of $4.00 per share of Common Stock.

             On June 21, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed Sizmek's stated inability to acquire all of Rocket Fuel for $4.00 per share of Common Stock. The Deal Committee determined to allow the exclusivity period with Sizmek to continue on the conditions that (1) the parties would work to negotiate the material terms of a merger agreement by June 27, 2017; and (2) Sizmek would communicate its revised price per share by that date.

             On June 27, 2017, Sizmek submitted a revised non-binding indication of interest to acquire all of Rocket Fuel for $2.50 per share of Common Stock. Sizmek said that the rapid deterioration in Rocket Fuel's forecasted financial and operational performance necessitated the lower purchase price.

             Later on June 27, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed the proposal received from Sizmek. It was noted that the Common Stock closed at $3.26 earlier in the day. The members of Rocket Fuel management discussed that Rocket Fuel's current financial and operational performance was such that Rocket Fuel would not be able to comply with the covenants under its debt facility. The Deal Committee discussed potentially including in any agreement with Sizmek the right for Rocket Fuel to affirmatively solicit alternative transactions for some period as a method of ensuring that a transaction would provide maximum value to Rocket Fuel stockholders.

             At the end of the day on June 27, 2017, the exclusivity agreement with Sizmek expired.

             On June 28, 2017, Rocket Fuel management contacted Party A, Party B and Party D to understand their continued interest in an acquisition of Media Services or all of Rocket Fuel. Party A did not respond. Representatives of each of Party B and Party D noted their continued interest in a transaction with Rocket Fuel, but expressed concern over the status of Rocket Fuel's discussions with other parties. In addition, members of Rocket Fuel management contacted a company referred to as "Party E" concerning its interest in a possible transaction with Rocket Fuel. Through a representative, Party E had informally expressed interest in discussing a transaction while Rocket Fuel had been obligated to negotiate with Sizmek on an exclusive basis.

             On June 30, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Wilson Sonsini discussed with the members of the Deal Committee their fiduciary duties as directors. The Deal Committee discussed the proposal received from Sizmek and the status of discussions with other parties who might have an interest in acquiring Media Services or all of Rocket Fuel. The representatives of Needham & Company described Sizmek's concerns with Rocket Fuel's forecasted financial and operational performance. The members of Rocket Fuel management discussed (1) Rocket Fuel's financial and operational performance; (2) Rocket Fuel's liquidity position and future cash needs; and (3) that Rocket Fuel's current financial and operational performance was such that Rocket Fuel would not be able to comply with the covenants under its debt facility. The Deal Committee noted (1) the threat to Rocket Fuel's long-term viability posed by any noncompliance with Rocket Fuel's debt facility; and (2) their belief that the trading price of the Common Stock would decline significantly following the public announcement of Rocket Fuel's second quarter of 2017 financial and operational results and its revised guidance for the second half of fiscal year 2017, which would be materially below current analysts' expectations and 2016 performance. It was noted that the Common Stock closed at $2.75 earlier in the day. The Deal Committee determined to recommend to the Rocket Fuel Board that Rocket Fuel recommence acquisition discussions with Sizmek if, among other things, Sizmek (1) agreed to permit Rocket Fuel to affirmatively solicit alternative transactions for 45 days following entry into the Merger Agreement; and (2) increased its proposal to $2.75 per share of Common Stock (as this was the current market price of the Common Stock).

             On July 2, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. The Rocket Fuel Board discussed the proposal received from Sizmek and the status of discussions with other parties who might have an interest in acquiring Media Services or all of Rocket Fuel. The representatives of Needham & Company described concerns conveyed by Sizmek with respect to Rocket Fuel's forecasted financial and operational performance. The members of Rocket Fuel management discussed (1) Rocket Fuel's financial and operational performance; (2) Rocket Fuel's liquidity position and future cash needs; (3) their belief that the price of the Common Stock would decline significantly following the public announcement of Rocket Fuel's second quarter of 2017 financial and operational results and its revised guidance for the second half of fiscal year 2017, which would be materially below current analysts' expectations and 2016 performance; and (4) that Rocket Fuel's current financial and operational performance was such that Rocket Fuel would not be able to comply with the covenants under its debt facility. The Deal Committee provided its recommendations to the Rocket Fuel Board as approved at its meeting on June 30, 2017. The Rocket Fuel Board adopted those recommendations.

             On July 3, 2017, following negotiations with members of Rocket Fuel management (including Mr. Wootton) with the participation of representatives of Needham & Company, Sizmek agreed to increase its proposal to acquire all of Rocket Fuel to $2.60 per share of Common Stock. Sizmek also agreed to allow Rocket Fuel to affirmatively solicit alternative transactions for 30 days following entry into the Merger Agreement. Sizmek indicated that this was its best and final offer.

             On July 5, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee discussed Sizmek's revised proposal. The representatives of Wilson Sonsini described Rocket Fuel's ability to affirmatively solicit alternative transactions for 30 days following entry into the Merger Agreement. The Deal Committee determined that Rocket Fuel management, Needham & Company and Wilson Sonsini should continue to work toward a transaction with Sizmek.

             Later on July 5, 2017, representatives of Kirkland, on behalf of Sizmek, informed representatives of Wilson Sonsini, on behalf of Rocket Fuel, that Sizmek's proposal was conditioned on Rocket Fuel agreeing to negotiate exclusively with Sizmek through July 13, 2017. The exclusivity period could be extended to July 17, 2017, if Rocket Fuel determined that Sizmek was diligently proceeding with pursuing a transaction. After discussion, Kirkland, on behalf of Sizmek, agreed to shorten the extension period from July 17, 2017 to July 16, 2017.

             On July 6, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of Wilson Sonsini in attendance. The Rocket Fuel Board discussed the proposal received from Sizmek and its request that Rocket Fuel agree to negotiate exclusively. The Rocket Fuel Board discussed the status of discussions with other parties who might have an interest in acquiring Media Services or Rocket Fuel, including Party B, and various reasons why Sizmek's proposal was superior due to certain challenges associated with the proposals from other parties. The Rocket Fuel Board instructed the Deal Committee to continue to negotiate a transaction with Sizmek, including, if appropriate, by entering into an exclusivity agreement with Sizmek.

             Between July 6, 2017, and July 17, 2017, representatives of Rocket Fuel, on the one hand, and representatives of Sizmek, on the other hand, negotiated the Merger Agreement. As part of these negotiations, Rocket Fuel sought, and was successful in obtaining, Sizmek's agreement that (1) Rocket Fuel could terminate the Merger Agreement and pay the termination fee if a transaction to acquire Media Services or more than 50% of the Common Stock or of Rocket Fuel's business or assets was determined by the Rocket Fuel Board to be superior to the transaction with Sizmek; (2) affiliates of Vector would make an equity commitment to pay the full amount of the consideration payable to Rocket Fuel stockholders in connection with the acquisition; and (3) Rocket Fuel would be entitled to specifically enforce Sizmek's and Vector's obligations under the Merger Agreement.

             On July 7, 2017, the Deal Committee met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The Deal Committee reviewed the status of negotiations of the Merger Agreement. The Deal Committee approved entering into an exclusivity agreement with Sizmek.

             Later on July 7, 2017, Rocket Fuel and Sizmek entered into an exclusivity agreement obligating Rocket Fuel to negotiate exclusively with Sizmek until July 13, 2017. The exclusivity period could be extended to July 16, 2017, if Rocket Fuel determined that Sizmek was diligently proceeding with pursuing a transaction. The extension period was later extended until the signing of the Merger Agreement on July 17, 2017.

             On July 11, 2017, Kirkland provided a draft of the Tender and Support Agreement. After reviewing the Tender and Support Agreement, Mohr Davidow Ventures expressed reluctance about being obligated to tender its shares of Common Stock into the Offer. When informed of this reluctance, representatives of Kirkland, on behalf of Sizmek, stated that Sizmek would not proceed with the acquisition of Rocket Fuel without Mohr Davidow Ventures signing the Tender and Support Agreement. After Mohr Davidow Ventures was informed of Sizmek's position, it agreed to tender its shares of Common Stock into the Offer. Later in the week of July 11, 2017, the parties negotiated the terms of the Tender and Support Agreement.

             On July 16, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. Rocket Fuel management discussed (1) Rocket Fuel's financial and operational performance; (2) Rocket Fuel's liquidity position and future cash needs; and (3) that Rocket Fuel's current financial and operational performance was such that Rocket Fuel would not be able to comply with the covenants under its debt facility. As part of this discussion, the members of Rocket Fuel management stated that it was unlikely that Rocket Fuel could reduce expenses significantly enough to regain compliance with the covenants under its debt facility, as such a reduction would need to be so substantial as to significantly diminish the ability of Rocket Fuel to maintain its operations, continue to invest in development, and incur the regulatory costs associated with operating as a public company. The representatives of Wilson Sonsini discussed with the members of the Rocket Fuel Board their fiduciary duties. The representatives of Needham & Company reviewed for, and discussed with, the Rocket Fuel Board the financial analyses of Needham & Company of the proposed consideration of $2.60 per share of Common Stock pursuant to the proposed transaction with Sizmek. The representatives of Wilson Sonsini reviewed the terms of the Merger Agreement and the Tender and Support Agreement, and described the final items still being negotiated. Mr. Wootton informed the Rocket Fuel Board that Sizmek had not communicated to him the nature of his role, if any, at the combined company. The Rocket Fuel Board agreed to reconvene the next morning.

             On July 17, 2017, the Rocket Fuel Board met, with members of Rocket Fuel management and representatives of each of Needham & Company and Wilson Sonsini in attendance. The representatives of Wilson Sonsini discussed with the members of the Rocket Fuel Board their fiduciary duties. Having previously presented its related financial analyses at the prior day's meeting, the representatives of Needham & Company delivered Needham & Company's oral opinion to the Rocket Fuel Board, which was confirmed by delivery of a written opinion dated July 17, 2017, to the effect that, as of July 17, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken set forth in Needham & Company's written opinion, the $2.60 in cash per share of Common Stock to be received by the holders of Common Stock (other than Sizmek or any of its affiliates and other than holders of Common Stock that validly exercise appraisal rights under Delaware law) pursuant to the Merger Agreement was fair from a financial point of view to such holders of Common Stock. The members of the Rocket Fuel Board discussed potential reasons for and against entering into the merger with Sizmek. The members of the Deal Committee expressed their support for entering into the merger with Sizmek. The Rocket Fuel Board, after considering the factors more fully described in this Schedule 14D-9, unanimously (1) determined that it is in the best interests of Rocket Fuel and its stockholders and advisable to enter into the Merger Agreement providing for the Offer and the Merger; (2) approved the execution and delivery of the Merger Agreement by Rocket Fuel, the performance by Rocket Fuel of its covenants and other obligations in the Merger Agreement, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth in the Merger Agreement; and (3) resolved to recommend that Rocket Fuel stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. The Rocket Fuel Board authorized Rocket Fuel management to sign the Merger Agreement later that day after the close of trading of the Common Stock on the Nasdaq Stock Market LLC, which is referred to as "Nasdaq." The Merger Agreement was subsequently signed.

             On July 18, 2017, prior to the opening of trading of the Common Stock on Nasdaq, Rocket Fuel and Sizmek publicly announced the signing of the Merger Agreement. Rocket Fuel also announced certain of its second quarter of 2017 financial results. These results showed significant deteriorations in the financial and operational performance of Media Services, as well as a continued decline in the financial and operational performance of Rocket Fuel as a whole. Rocket Fuel also stated that Rocket Fuel's financial results for the second half of 2017 would be materially below current analysts' expectations and 2016's performance.

             Also on July 18, 2017, at the direction of the Rocket Fuel Board, Rocket Fuel management and representatives of Needham & Company began contacting 147 potential strategic acquirers (including Party A, Party B, Party D and Party E) and private equity firms (including Party C), including customers and strategic partners of Rocket Fuel, concerning their interest in a possible acquisition of Media Services or all of Rocket Fuel. Included in this group were all of the parties previously contacted by representatives of Needham & Company on behalf of Rocket Fuel.

Reasons for the Recommendation of the Rocket Fuel Board

             In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that Rocket Fuel stockholders accept the Offer and tender their shares of Common Stock, the Rocket Fuel Board consulted with Rocket Fuel management, Wilson Sonsini and Needham & Company. In unanimously recommending that Rocket Fuel stockholders accept the Offer and tender their shares of Common Stock, the Rocket Fuel Board also considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

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  Financial Condition, Results of Operations and Prospects.  The current, historical and projected financial condition, results of operations and business of Rocket Fuel, as well as Rocket Fuel's prospects and risks if it were to remain an independent company. The Rocket Fuel Board discussed Rocket Fuel's current business and financial plans, including (1) the risks and uncertainties associated with achieving and executing on Rocket Fuel's business and financial plans in the short and long term; (2) the impact of general market trends on Rocket Fuel; and (3) the general risks of market conditions that could reduce the price of the Common Stock. Among the potential risks identified by the Rocket Fuel Board were:

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      the continued decline in the financial and operational performance of Media Services and the adverse impact of this decline on the financial and operational performance of Rocket Fuel as a whole;

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      the increasingly challenged advertising technology landscape, due in part to the actions of several large, well-capitalized competitors such as Google, Facebook and The Trade Desk, as well as the entry of Amazon;

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      that Rocket Fuel would not be able to comply with the covenants of its debt facility and that this could result in the lender requiring that some or all of the outstanding balance on the debt facility be repaid;

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      Rocket Fuel's liquidity position and potential inability to raise additional or replacement debt financing or equity financing on terms acceptable to it; and

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      Rocket Fuel's competitive positioning and prospects as a standalone company in its current form as well as following a divestiture of Media Services.

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  Certainty of Value.  That the consideration to be received by Rocket Fuel stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to Rocket Fuel stockholders. The Rocket Fuel Board believed that this certainty of value was compelling compared to the long-term value creation potential and execution risks underlying the business plan of Rocket Fuel as a standalone company, both with and without a sale of Media Services, especially in light of Rocket Fuel's liquidity needs and its obligations pursuant to its debt facility. The Rocket Fuel Board further noted that the Offer and the Merger were not subject to any financing conditions by Sizmek and Purchaser, and that the Equity Commitment Letter (along with Rocket Fuel's right to seek specific performance of the Merger Agreement) provided substantial assurance of a successful closing.

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  Potential Strategic Alternatives.  The (1) possible alternatives to the acquisition by Sizmek, including the possibility of continuing to operate Rocket Fuel as an independent entity, either as currently constituted or following a divestiture of Media Services, and the desirability and perceived risks of that alternative; (2) potential benefits to Rocket Fuel stockholders of these alternatives and the timing and likelihood of effecting such alternatives; (3) difficulty associated with separating Media Services from the rest of Rocket Fuel; and (4) Rocket Fuel Board's assessment that none of these alternatives was reasonably likely to present superior opportunities for Rocket Fuel to create greater value for Rocket Fuel stockholders, taking into account risks of execution as well as business, competitive, financial, industry, market and regulatory risks. The Rocket Fuel Board also considered the possibility that Sizmek could withdraw its proposal to acquire Rocket Fuel if there were a delay in Rocket Fuel's acceptance of that proposal.

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  Results of Strategic Review Process.  The exhaustive strategic review process overseen by the Deal Committee related to both a sale of Media Services and strategic alternatives for all of Rocket Fuel. The Rocket Fuel Board considered that Needham & Company contacted 75 potential strategic acquirers (not including Sizmek) and 13 private equity firms (not including Vector) concerning their interest in an acquisition of Media Services or all of Rocket Fuel and that of these only Sizmek and one other party made a proposal that was not withdrawn.

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  Best Value Reasonably Obtainable.  The belief of the Rocket Fuel Board that the Offer Price represents the best value reasonably obtainable for the shares of Common Stock, taking into account the Rocket Fuel Board's familiarity with the business, operations, prospects, business strategy, assets, liabilities, including liquidity needs and obligations under Rocket Fuel's debt facility, and general financial condition of Rocket Fuel on a historical and prospective basis. In this regard, the Rocket Fuel Board believed that the price of the Common Stock would decline significantly following the public announcement of Rocket Fuel's second quarter of 2017 financial and operational results and its revised guidance for the second half of 2017, which would be materially below current analysts' expectations and 2016 performance, that Rocket Fuel might not have the liquidity needed to meet its obligations pursuant to its debt facility and that entering into a transaction prior to that occurring had the potential to preserve some of the value of the Common Stock. In addition, the Rocket Fuel Board considered that Rocket Fuel would not be able to comply with the covenants of its debt facility and that this could result in the lender requiring that some or all of the outstanding balance on the debt facility be repaid.

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  Negotiations with Sizmek and Terms of the Merger Agreement.  The terms of the Merger Agreement and the Tender and Support Agreement. Based on negotiations and discussions, the Rocket Fuel Board believed that the Merger Agreement contained the most favorable terms to Rocket Fuel to which Sizmek was willing to agree. These terms include:

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    The ability for Rocket Fuel to affirmatively solicit alternative transactions during the go-shop period.

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    The lower termination fee payable by Rocket Fuel if it terminates the Merger Agreement to enter into an alternative acquisition agreement during the go-shop period.

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    That following the expiration of Rocket Fuel's ability to affirmatively solicit alternative transactions, Rocket Fuel retains the ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding unsolicited acquisition proposals.

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    The ability of the Rocket Fuel Board, under certain circumstances, to withdraw or modify its recommendation that Rocket Fuel stockholders accept the Offer and tender their shares of Common Stock.

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      The ability of the Rocket Fuel Board, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement.

      •
      That Sizmek's obligations to purchase shares of Common Stock in the Offer and to close the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

      •
      The representation of Sizmek and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

  •
  Speed and Likelihood of Completion.  The anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock. The potential for closing in a relatively short time frame could also reduce the amount of time in which Rocket Fuel's business would be subject to the potential uncertainty of closing and related disruption.

  •
  Business Reputation of Vector and Vector Capital.  The business reputation, management and financial resources of Vector and Vector Capital. The Rocket Fuel Board believed that these factors supported the conclusion that a transaction with Sizmek and Purchaser could be completed quickly and in an orderly manner.

  •
  Opinion of Rocket Fuel's Financial Advisor.  The financial analyses reviewed for, and discussed with, the Rocket Fuel Board by representatives of Needham & Company and the oral opinion of Needham & Company delivered to the Rocket Fuel Board on July 17, 2017, which was subsequently confirmed by delivery of a written opinion dated as of the same date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken set forth in Needham & Company's written opinion, the $2.60 in cash per share of Common Stock to be received by the holders of Common Stock (other than Sizmek or any of its affiliates and other than holders of Common Stock that validly exercise appraisal rights under Delaware law) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

  •
  Recommendation of the Deal Committee.  The recommendation of the members of the Deal Committee that the Rocket Fuel Board approve the Merger Agreement and enter into the transactions contemplated thereby.

  •
  Appraisal Rights.  That Rocket Fuel stockholders that do not tender their shares of Common Stock in the Offer and who timely and properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

             The Rocket Fuel Board also considered a number of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following (which factors are not necessarily presented in order of relative importance):

  •
  No Stockholder Participation in Future Growth or Earnings.  The nature of the Offer and the Merger as a cash transaction means that Rocket Fuel stockholders will not participate in the future earnings or growth of Rocket Fuel, and will not benefit from any appreciation in value of the combined company.

  •
  Risk Associated with Failure to Complete the Offer and Consummate the Merger.  The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and if the Offer and the Merger are not consummated, (1) Rocket Fuel's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (2) Rocket Fuel will have incurred significant transaction costs; (3) Rocket Fuel's continuing business relationships with customers, licensors, business partners and employees may be adversely affected; (4) the trading price of the Common Stock could be adversely affected; and (5) the market's perceptions of Rocket Fuel's prospects could be adversely affected.

  •
  Interim Restrictions on Business Pending the Completion of the Offer and the Merger.  The restrictions on the conduct of Rocket Fuel's business prior to the consummation of the Offer, including the requirement that Rocket Fuel conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent Rocket Fuel from undertaking business opportunities that may arise before the completion of the Merger and that, absent the Merger Agreement, Rocket Fuel might have pursued.

  •
  Effects of Transaction Announcement.  The effect of the public announcement of the Merger Agreement, including effects on Rocket Fuel's sales, employees, customers, operating results and stock price, and Rocket Fuel's ability to attract and retain key management, sales and marketing and technical personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

  •
  Termination Fee.  The requirement that Rocket Fuel pay Sizmek a termination fee under certain circumstances following termination of the Merger Agreement, including if the Rocket Fuel Board terminates the Merger Agreement to accept an unsolicited superior proposal.

  •
  Timing Risks.  The amount of time that it could take to complete the Offer and the Merger, including the risk that Sizmek and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger.

  •
  Taxable Consideration.  That an all-cash transaction would be taxable to Rocket Fuel stockholders that are U.S. persons for U.S. federal income tax purposes.

  •
  Potential Conflicts of Interest.  That certain of Rocket Fuel's directors and officers may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of Rocket Fuel's other stockholders.

             This discussion is not meant to be exhaustive, but summarizes the material factors considered by the Rocket Fuel Board in its consideration of the Merger Agreement and the transactions contemplated thereby. After considering these and other factors, the Rocket Fuel Board concluded that the potential benefits of the Offer and the Merger outweighed the uncertainties and risks. In view of the variety of factors considered by the Rocket Fuel Board and the complexity of these factors, the Rocket Fuel Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Rocket Fuel Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Rocket Fuel Board unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommended that Rocket Fuel stockholders tender their shares of Common Stock into the Offer based on the totality of the information presented to and considered by the Rocket Fuel Board.

Opinion of Needham & Company, LLC

             Rocket Fuel retained Needham & Company to act as Rocket Fuel's financial advisor in connection with the Offer and the Merger and to render an opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Sizmek or any of its affiliates and other than holders of Common Stock that validly exercise appraisal rights under Delaware law) of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

             On July 17, 2017, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the Rocket Fuel Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the consideration of $2.60 per share in cash (referred to in this "Opinion of Needham & Company, LLC" section as the "Merger Consideration") to be received by the holders of shares of Common Stock (other than Sizmek or any of its affiliates and other than holders of Common Stock that validly exercise appraisal rights under Delaware law) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the Rocket Fuel Board in connection with and for the purpose of the Rocket Fuel Board's evaluation of the transactions contemplated by the Merger Agreement. Needham & Company's opinion relates only to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Sizmek or any of its affiliates and other than holders of Common Stock that validly exercise appraisal rights under Delaware law) of the Merger Consideration, which was determined through arm's-length negotiations between Rocket Fuel and Sizmek. While Needham & Company provided independent financial advice to the Rocket Fuel Board during the course of the negotiations between Rocket Fuel and Sizmek, the decision to approve and recommend the Offer and the Merger was made independently by the Rocket Fuel Board. Needham & Company's opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any Rocket

Fuel stockholder as to whether that stockholder should tender shares of Common Stock pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

             The complete text of Needham & Company's opinion, dated July 17, 2017, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference. The summary of Needham & Company's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of shares of Common Stock should read this opinion carefully and in its entirety.

             In arriving at its opinion, Needham & Company, among other things:

  •
  reviewed a draft of the Merger Agreement dated July 16, 2017;

  •
  reviewed certain publicly available information concerning Rocket Fuel and certain other relevant financial and operating data of Rocket Fuel furnished to Needham & Company by Rocket Fuel;

  •
  reviewed the historical stock prices and trading volumes of the shares of Common Stock;

  •
  held discussions with members of management of Rocket Fuel concerning the current operations of and future business prospects for Rocket Fuel;

  •
  reviewed certain financial forecasts with respect to Rocket Fuel prepared by the management of Rocket Fuel and held discussions with members of such management concerning those forecasts;

  •
  compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for Rocket Fuel;

  •
  reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

  •
  reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

             In addition, Needham & Company held discussions with members of Rocket Fuel's management and its representatives concerning Rocket Fuel's views as to:

  •
  the anticipated adverse effects on Rocket Fuel's business, assets, liabilities, operations and prospects that Rocket Fuel believes would occur if Rocket Fuel were not to enter into the Merger Agreement;

  •
  the liquidity position of Rocket Fuel; and

  •
  Rocket Fuel's plans to raise additional equity financing in the future and its ability to raise additional financing on terms acceptable to it.

             In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Rocket Fuel. Needham & Company assumed that the financial forecasts (including plans for raising additional capital) for Rocket Fuel provided to Needham & Company by management of Rocket Fuel were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Rocket Fuel. Needham & Company expressed no opinion with respect to any of such forecasts, plans or estimates or the assumptions on which they were based.

             Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Rocket Fuel, Sizmek or any of their respective subsidiaries, nor did Needham & Company evaluate the solvency or fair value of Rocket Fuel, Sizmek or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company's opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company's opinion is limited to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Sizmek or any of its affiliates and other than holders of Common Stock that validly exercise appraisal rights under Delaware law) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Rocket Fuel, or as to Rocket Fuel's underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to Rocket Fuel. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

             Rocket Fuel imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

             In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to July 16, 2017, and is not necessarily indicative of current or future market conditions.

             For purposes of the discounted cash flow analyses and present value of illustrative projected stock prices analyses described below, Needham & Company noted that Rocket Fuel's financial forecasts prepared by management assume the infusion of significant investment capital to fund operations, including assumed equity financings of $30 million in 2017, $40 million in 2018, and $40 million in 2019. Needham & Company calculated, for purposes of those analyses, that these assumed equity financings could require the issuance of approximately 16.2 million new shares of Common Stock in 2017, 17.3 million new shares of Common Stock in 2018 and 17.3 million new shares of Common Stock in 2019, assuming the financings were done at $2.00 per share in 2017, $2.50 per share in 2018 and $2.50 per share in 2019. These assumptions of price per share in financings in each of 2017, 2018 and 2019 were selected by Needham & Company utilizing its professional judgment and experience.

             Selected Companies Analysis.    Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Rocket Fuel to the corresponding data and ratios of two sets of publicly traded companies, which are referred to as the "selected legacy advertising companies" and "selected platform technology companies," that Needham & Company deemed relevant because they have lines of business that may be considered similar to certain lines of business of Rocket Fuel. The selected legacy advertising companies and selected platform technology companies, which are collectively referred to as the "selected companies," consisted of the following:

             Selected legacy advertising companies

    Marchex, Inc.
    Marin Software Incorporated
    MaxPoint Interactive, Inc.
    QuinStreet, Inc.
    Rubicon Project, Inc.
    Tremor Video, Inc.
    YuMe, Inc.

             Selected platform technology companies

    Criteo S.A.
    The Trade Desk, Inc.

             The following tables set forth information concerning the following multiples for the selected companies and for Rocket Fuel:

  •
  enterprise value as a multiple of last 12 months, which is referred to as "LTM," revenues;
  •
  enterprise value as a multiple of projected calendar year 2017 revenues;
  •
  enterprise value as a multiple of projected calendar year 2018 revenues;
  •
  enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA;
  •
  enterprise value as a multiple of projected calendar year 2017 adjusted EBITDA; and
  •
  enterprise value as a multiple of projected calendar year 2018 adjusted EBITDA.

             Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on July 14, 2017. Needham & Company calculated multiples for Rocket Fuel based on the Merger Consideration. All financial information excluded the impact of non-recurring items and adjusted EBITDA amounts excluded the impact of stock-based compensation expense.

	Selected Legacy Advertising Companies
					Rocket Fuel Implied by Offer and Merger
	Mean		Median
Enterprise value to LTM revenues	0.4	x	0.5	x	0.7	x
Enterprise value to projected calendar year 2017 revenues	0.4	x	0.4	x	0.7	x
Enterprise value to projected calendar year 2018 revenues	0.4	x	0.3	x	0.8	x
Enterprise value to LTM adjusted EBITDA	7.0	x	5.3	x	19.5	x
Enterprise value to projected calendar year 2017 adjusted EBITDA	5.4	x	5.6	x	26.3	x
Enterprise value to projected calendar year 2018 adjusted EBITDA	3.6	x	3.1	x	16.6	x

	Selected Platform Technology Companies
					Rocket Fuel Implied by Offer and Merger
	Criteo		The Trade Desk
Enterprise value to LTM revenues	4.0	x	9.4	x	0.7	x
Enterprise value to projected calendar year 2017 revenues	2.8	x	5.8	x	0.7	x
Enterprise value to projected calendar year 2018 revenues	2.3	x	4.4	x	0.8	x
Enterprise value to LTM adjusted EBITDA	13.6	x	31.5	x	19.5	x
Enterprise value to projected calendar year 2017 adjusted EBITDA	8.4	x	19.3	x	26.3	x
Enterprise value to projected calendar year 2018 adjusted EBITDA	6.7	x	12.9	x	16.6	x

             Selected Transactions Analysis.    Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent the transactions announced since July 14, 2014 that involved target companies that were U.S. advertising technology, marketing technology and media companies with equity values below $500 million:

Acquirer	Target
RhythmOne, LLC	RadiumOne, Inc.
Amobee, Inc.	Turn Inc.
SintecMedia and Francisco Partners	Operative Media, Inc.
Xaxis, Inc.	Triad Retail Media
Vector Capital	Sizmek Inc.
Taboola.com Ltd.	ConvertMedia
Gannett Co., Inc.	ReachLocal, Inc.
Spearhead Integrated Marketing Communication Group	Smaato Inc.
Time Inc.	Viant Technology Inc.
Perion Network Ltd.	Undertone
News Corp.	Unruly Holdings Limited
AOL Inc.	Millennial Media, Inc.
The Rubicon Project, Inc.	Chango Inc.
AppNexus, Inc.	Yieldex, Inc.
Millennial Media, Inc.	Nexage, Inc.
Telstra Corp. Ltd.	Ooyala, Inc.
Yahoo! Inc.	Flurry, Inc.

             In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for Rocket Fuel as implied by the Offer and the Merger,

  •
  enterprise value as a multiple of LTM revenues;
  •
  enterprise value as a multiple of LTM adjusted EBITDA;
  •
  enterprise value as a multiple of next twelve months, which is referred to as "NTM," revenues; and
  •
  enterprise value as a multiple of NTM adjusted EBITDA.

             Needham & Company calculated multiples for Rocket Fuel based on the Merger Consideration.

             The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Offer and the Merger.

	Selected Transactions
									Rocket Fuel Implied by Offer and Merger
	75th Percentile		25th Percentile		Mean		Median
Enterprise value to LTM revenues	5.3	x	0.6	x	3.3	x	2.5	x	0.7	x
Enterprise value to LTM adjusted EBITDA	10.3	x	6.4	x	8.7	x	9.2	x	20.0	x
Enterprise value to NTM revenues	0.9	x	0.4	x	0.6	x	0.5	x	0.8	x
Enterprise value to NTM adjusted EBITDA	NA		NA		6.2	x	6.2	x	13.3	x

             NA in the table immediately above reflects that financial metrics from only two selected transactions were available.

             Discounted Cash Flow Analyses.    Needham & Company performed illustrative discounted cash flow analyses based on management's forecasts to determine indicators of illustrative implied equity values for Rocket Fuel and illustrative implied equity values per share of Common Stock in two cases, one case based on a revenue multiple valuation of terminal value and the other case based on an adjusted EBITDA multiple valuation of terminal value. For each case, Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Rocket Fuel for the projected calendar years 2017 through 2020 using discount rates ranging from 17.0% to 27.0%. The range of discount rates, reflecting an estimated range of weighted average costs of capital of Rocket Fuel, was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 based on each case. In the case where Needham & Company used a revenue multiple valuation of the terminal value, Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 by applying multiples ranging from 1.0x to 2.0x to Rocket Fuel management's estimate of its calendar year 2020 revenue. In the case where Needham & Company used an adjusted EBITDA multiple valuation of the terminal value, Needham & Company then calculated a range of illustrative terminal enterprise values at the end of 2020 by applying multiples ranging from 8.0x to 12.0x to Rocket Fuel management's estimate of its calendar year 2020 adjusted EBITDA. In each case, the range of multiples was selected by Needham & Company utilizing its professional judgment and experience. In each case, these illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using the same range of discount rates, 17.0% to 27.0%, as described above. Needham & Company then added the ranges of the implied present values of Rocket Fuel's unlevered free cash flows for the projected periods to the ranges of implied present values of Rocket Fuel's terminal enterprise values to derive ranges of implied present enterprise values of Rocket Fuel. Needham & Company then added Rocket Fuel's cash and subtracted Rocket Fuel's debt, in each case as of June 30, 2017, to arrive at the ranges of illustrative implied present equity values. This analysis indicated an illustrative implied per share equity reference range for Rocket Fuel of $0.75 to $1.89 in the case where Needham & Company used a revenue multiple valuation of the terminal value and $(0.13) to $0.02 in the case where Needham & Company used an adjusted EBITDA multiple valuation of the terminal value.

             Present Value of Illustrative Projected Stock Prices Analyses.    Needham & Company performed illustrative analyses of the implied present value of the projected price per share of Common Stock, which is designed to provide an indication of the present value of a theoretical future value of a company's equity.

             For these analyses, Needham & Company used management's forecasts in analyzing two cases, the first based on illustrative revenue multiple valuations and the second based on illustrative adjusted EBITDA multiple valuations. In the first case based on illustrative revenue multiple valuations, Needham & Company calculated the implied enterprise value for Rocket Fuel for each of the projected calendar years 2018, 2019 and 2020 by applying illustrative multiples of 0.90x, 1.25x and 1.50x to Rocket Fuel's projected calendar year 2018, 2019 and 2020 revenue, respectively. In the second case based on illustrative adjusted

EBITDA multiple valuations, Needham & Company calculated implied enterprise value for Rocket Fuel for each of the projected calendar years 2018, 2019 and 2020 by applying an illustrative multiple of 10.0x to Rocket Fuel's projected calendar year 2018, 2019 and 2020 adjusted EBITDA. In each case, the illustrative multiples were selected by Needham & Company utilizing its professional judgment and experience. Then, in each case, Needham & Company added Rocket Fuel's projected net cash at the end of the respective calendar years 2018, 2019 and 2020 to derive implied equity values, and divided these implied equity values by the respective numbers of projected calendar year end diluted outstanding shares, to calculate implied future equity values per share of Common Stock for those calendar years. Needham & Company then in each case discounted these implied equity values per share back to July 14, 2017, using a discount rate of 22.8%, reflecting an estimate of Rocket Fuel's cost of equity determined in the manner described above under the caption "—Discounted Cash Flow Analysis." These analyses resulted in a range of implied present values per share of Common Stock of $1.04 to $2.64 for the first case and a range of implied present values per share of Common Stock of $0.38 to $1.75 for the second case.

             Premiums Paid Analysis.    Needham & Company reviewed publicly available financial information for the 19 merger and acquisition transactions that represent all-cash transactions involving U.S.-based publicly-traded technology companies announced since July 14, 2014, with transaction equity values of between $50 million and $250 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company's stock price one day, 30 days, 90 days and 180 days prior to the announcement of the transaction.

             Needham & Company calculated premiums for Rocket Fuel based on the Merger Consideration and the closing prices of the Common Stock one day, 30 days, 90 days and 180 days prior to July 16, 2017. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions
	75th Percentile	25th Percentile	Mean	Median	Offer and Merger At $2.60
One day stock price premium	98.0%	25.3%	65.2%	46.6%	(4.1)%
30 day stock price premium	94.7%	18.5%	66.1%	63.3%	(51.9)%
90 day stock price premium	111.3%	17.1%	58.2%	49.5%	(19.5)%
180 day stock price premium	88.7%	13.6%	56.5%	53.6%	52.0%

             No company, transaction or business used in the "Selected Companies Analysis," "Selected Transactions Analysis" or "Premiums Paid Analysis" as a comparison is identical to Rocket Fuel or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

             The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors that it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

             In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rocket Fuel or Sizmek. Any estimates contained in or underlying these analyses, including estimates of Rocket Fuel's future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company's opinion and its related analyses were only one of many factors considered by the members of the Rocket Fuel Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Rocket Fuel Board or management with respect to the Merger Consideration or the Offer and the Merger.

             Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Rocket Fuel Board as Rocket Fuel's financial advisor in connection with the Offer and the Merger based on Needham & Company's experience as a financial advisor in mergers and acquisitions as well as Needham & Company's familiarity with Rocket Fuel and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to Rocket Fuel unrelated to its current engagement with respect to the proposed transaction for which it has received or is entitled to receive compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to Sizmek, Purchaser or Vector for which it has received or is entitled to receive compensation. Needham & Company may in the future provide investment banking and financial advisory services to Rocket Fuel, Sizmek and their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Rocket Fuel for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities. See the section of this Schedule 14D-9 captioned "Item 5. Persons/Assets, Retained, Employed, Compensated or Used." for information regarding compensation payable to Needham & Company in connection with its engagement by Rocket Fuel.

Financial Forecasts

             Rocket Fuel does not, as a matter of course, make public projections as to its future financial performance. However, Rocket Fuel has in the past provided quarterly guidance with respect to net revenue and adjusted EBITDA. Rocket Fuel management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

             In connection with Rocket Fuel's strategic planning process, Rocket Fuel management prepared and provided to the Rocket Fuel Board various forward-looking financial information for the fiscal years 2017 and, in some cases, 2018, in each case based on projections developed by Rocket Fuel. These forecasts are collectively referred to as the "Forecasts." The Forecasts were revised from time to time as described below. In addition, Rocket Fuel management prepared and provided to Needham & Company forward-looking financial information for the second half of fiscal year 2017 through fiscal year 2020, which is referred to as the "Management Forecasts," based on projections developed by Rocket Fuel. The Management Forecasts were used by Needham & Company in connection with its opinion to the Rocket Fuel Board and related financial analyses. The Forecasts and the Management Forecasts were prepared using the same assumptions and criteria, and are subject to certain risks and limitations. A summary of the Forecasts and the Management Forecasts is set forth below.

             The Forecasts and the Management Forecasts were not prepared with a view toward public disclosure or complying with accounting principles generally accepted in the United States, which is referred to as "GAAP." In addition, they were not prepared with a view toward complying with the guidelines established by the SEC or by the American Institute of Certified Public Accountants with respect to prospective financial information. In the opinion of Rocket Fuel management, the Forecasts and the Management Forecasts (1) were prepared on a reasonable basis; (2) reflected the best currently available estimates and judgments; and (3) presented, to the best of Rocket Fuel management's knowledge, the expected future financial performance of Rocket Fuel. Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts or the Management Forecasts.

             Neither Rocket Fuel's independent registered public accounting firm nor any other independent accountants have (1) compiled, reviewed, audited, examined or performed any procedures with respect to the Forecasts or the Management Forecasts; (2) expressed any opinion or any other form of assurance on such information or the achievability of such information; or (3) assumed any responsibility for the Forecasts or the Management Forecasts. Rocket Fuel's independent registered public accounting firm disclaims any association with the Forecasts or the Management Forecasts.

             Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the specific portions of the Forecasts or the Management Forecasts. The Forecasts and the Management Forecasts are forward-looking statements. Although the Forecasts and the Management Forecasts are presented with numerical specificity, they reflect numerous assumptions and estimates as to future events made by Rocket Fuel management that Rocket Fuel management believed were reasonable at the time that the Forecasts and the Management Forecasts, as applicable, were prepared, taking into account the relevant information available to Rocket Fuel management at the time. However, this information is not fact and should not be relied upon as being necessarily indicative of future results. Important factors that may affect actual results and cause the Forecasts and the Management Forecasts not to be achieved include (1) general economic conditions; (2) the accuracy of certain accounting assumptions; (3) changes in actual or projected cash flows; (4) competitive pressures; and (5) changes in tax laws. As a result, there can be no assurance that the Forecasts or the Management Forecasts will be realized, and actual results may be materially better or worse than those contained in the Forecasts and the Management Forecasts. The inclusion of this information should not be regarded as an indication that the Rocket Fuel Board, Rocket Fuel or any other recipient of this information considered, or now considers, the Forecasts or the Management Forecasts to be predictive of actual future results. The summary of the Forecasts and the Management Forecasts is not being included in this Schedule 14D-9 to influence any Rocket Fuel stockholder's decision whether to tender his, her or its shares of Common Stock in the Offer. The Forecasts and the Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and Merger. Rocket Fuel does not intend to update or otherwise revise the Forecasts or the Management Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Forecasts or the Management Forecasts are shown to be in error or no longer appropriate.

    Forecasts for Media Services

             In connection with the sale of Media Services, Rocket Fuel management prepared and provided to the Rocket Fuel Board various forward-looking financial information for Media Services for the fiscal years 2017 and 2018, in each case based on projections developed by Rocket Fuel.

             In April 2017, the following forward-looking financial information regarding Media Services was provided to the Rocket Fuel Board and was made available to parties considering an acquisition of Media Services, including Party A, Party B and Party D.

	Fiscal Year Ending December 31,
	2017E	2018E
	(in millions)
Gross revenue	$292	$322
Net revenue	$159	$154
Adjusted EBITDA	$55	$50

             In May 2017, based on the ongoing performance of Media Services, the following revised forward-looking financial information regarding Media Services was provided to the

Rocket Fuel Board and was made available to parties considering an acquisition of Media Services, including Party A, Party B and Party D.

	Fiscal Year Ending December 31,
	2017E	2018E
	(in millions)
Gross revenue	$266	$268
Net revenue	$151	$127
Adjusted EBITDA	$59	$33

             In July 2017, based on the ongoing performance of Media Services, the following revised forward-looking financial information regarding Media Services was provided to the Rocket Fuel Board and was made available to Party B.

	Fiscal Year Ending December 31,
	2017E	2018E
	(in millions)
Gross revenue	$214	$249
Net revenue	$121	$131
Adjusted EBITDA	$28	$35

    Forecasts for Rocket Fuel

             In connection with the consideration of strategic alternatives for Rocket Fuel, Rocket Fuel management prepared and provided to the Rocket Fuel Board various forward-looking financial information for all of Rocket Fuel for the fiscal years 2017 and, in some cases, 2018, in each case based on projections developed by Rocket Fuel.

             In April 2017, the following forward-looking financial information for all of Rocket Fuel was provided to the Rocket Fuel Board and was made available to parties considering an acquisition of Rocket Fuel, including Party A, Party B, Party C, Party D and Sizmek.

	Fiscal Year Ending December 31,
	2017E	2018E
	(in millions)
Gross revenue	$484	$606
Net revenue	$218	$242
Net revenue for Media Services	$160	—*
Net revenue for Platform Solutions	$58	—*
Adjusted EBITDA	$20	$38

*
Results by business were not calculated.

             In June 2017, based on the ongoing performance of Rocket Fuel, the following revised forward-looking financial information for all of Rocket Fuel was provided to the Rocket Fuel

Board and was made available to parties considering an acquisition of Rocket Fuel, including Party B and Sizmek.

Fiscal Year Ending December 31,
2017E
(in millions)
Gross revenue	$425
Net revenue	$194
Net revenue for Media Services	$132
Net revenue for Platform Solutions	$63
Adjusted EBITDA	$6

    Management Forecasts

             The following are the Management Forecasts, which were reviewed by the Rocket Fuel Board and used by Needham & Company in connection with its opinion to the Rocket Fuel Board and related financial analyses. The Management Forecasts were prepared in June 2017 and, with respect to fiscal year 2017, are the same forecasts as those referred to in the prior table.

	Fiscal Year Ending December 31,
	Second Half of 2017E		2018E	2019E	2020E
	(in millions)
Gross revenue	$233		$456	$590	$735
Net revenue	$105		$187	$205	$217
Adjusted EBITDA	$11		$9	$11	$6
Operating loss	—	*	$(48)	$(33)	$(39)
Net loss	$(18)		$(53)	$(39)	$(45)
Unlevered free cash flow	$20		$13	$(7)	$(44)

*
Not calculated.

    Non-GAAP Financial Measures

             Adjusted EBITDA and unlevered free cash flow are non-GAAP financial measures. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Rocket Fuel uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. Rocket Fuel believes that these non-GAAP financial measures, among other things, (1) provide useful information about operating results; (2) enhance the overall understanding of past financial performance and future prospects; and (3) allow for greater transparency with respect to key metrics used by Rocket Fuel management in its financial and operational decision making. The non-GAAP financial measures included in the Management Forecasts are defined and reconciled to GAAP financial measures below.

             Adjusted EBITDA is defined as operating loss plus: capital leases, restructuring costs, stock compensation, and depreciation and amortization.

             Rocket Fuel included Adjusted EBITDA in the Forecasts and Management Forecasts because it is a key measure used by Rocket Fuel management and the Rocket Fuel Board to, among other things, (1) understand and evaluate Rocket Fuel's core operating performance and trends; (2) prepare and approve Rocket Fuel's annual budget; and (3) develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of Rocket Fuel's core business. Accordingly, Rocket Fuel believes that Adjusted EBITDA provides useful information in understanding and evaluating Rocket Fuel's projections in the same manner as Rocket Fuel management and the Rocket Fuel Board.

             Unlevered cash flow is defined as Adjusted EBITDA less: cash taxes, capital expenditures, capital leases, and increase (decrease) in net working capital.

             Unlevered cash flow provides another measure by which to evaluate Rocket Fuel's core operating performance and trends.

             Rocket Fuel's use of non-GAAP financial measures, including Adjusted EBITDA and unlevered free cash flow, has limitations as an analytical tool. No non-GAAP financial measure should be considered in isolation or as a substitute for analysis of Rocket Fuel's results as reported under GAAP. Some of these limitations are: (1) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Rocket Fuel's non-GAAP financial measures do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (2) Rocket Fuel's non-GAAP financial measures do not reflect gains or losses on divestitures; (3) Rocket Fuel's non-GAAP financial measures do not reflect changes in, or cash requirements for, Rocket Fuel's working capital needs; (4) Rocket Fuel's non-GAAP financial measures do not consider the potentially dilutive impact of share-based compensation; and (5) Rocket Fuel's non-GAAP financial measures do not reflect tax payments that may represent a reduction in cash available to Rocket Fuel. Other companies, including companies in Rocket Fuel's industry, may calculate similarly titled non-GAAP financial measures differently, which reduces their usefulness as a comparative measure.

             Because of these limitations, non-GAAP financial measures should be considered alongside other financial performance measures, including various cash flow metrics, net loss and Rocket Fuel's other GAAP results.

    Reconciliation of Non-GAAP Financial Measures

             The Management Forecasts include a forecast of Rocket Fuel's gross revenue, net revenue, Adjusted EBITDA and unlevered free cash flow. The following table presents the reconciliation of these items to the most comparable GAAP financial measure. Other than in connection with the preparation of this Schedule 14D-9, Rocket Fuel did not provide Sizmek with these reconciliations.

(totals may not add due to rounding)

	Fiscal Year Ending December 31,
	Second Half of 2017E	2018E	2019E	2020E
	(in millions)
Net loss	$(18)	$(53)	$(39)	$(45)
Add back:
Interest and other income (expense)	$(2)	$(6)	$(6)	$(6)
Stock based compensation	$(6)	$(13)	$(14)	$(15)
Depreciation and amortization	$(21)	$(44)	$(30)	$(30)
Adjusted EBITDA	$11	$9	$11	$6
Less:
One time bonuses and other payments	$(1)	—	—	—
Capital expenditures	$(8)	$(16)	$(16)	$(17)
Capital lease payments	$(5)	$(10)	$(12)	$(15)
Increase (decrease) in net working capital	$(7)	$(10)	$(30)	($19)
Add:
Cash from equity financing(1)	$30	$40	$40	—
Unlevered free cash flow	20	$13	$(7)	$(44)

(1)
Estimates by Rocket Fuel management as to Rocket Fuel's cash needs in each of 2017, 2018 and 2019 in order to maintain adequate levels of working capital.

             Certain of the Forecasts relate to forward-looking financial information that is now obsolete. The quantitative reconciliation of these Forecasts to the appropriate GAAP financial measures would require unreasonable efforts due to the forward-looking (and now obsolete) nature of the underlying financial information.

Intent to Tender.

             All of Rocket Fuel's executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary duty or representative capacity or is subject to the instructions of a third party with respect to such tender.

             In addition, MDV IX, L.P., a stockholder that is affiliated with Mr. Ericson, and Martha M. Conway & Richard A. Frankel TR UA 03/13/09 Conway Frankel Family Trust, a stockholder that is affiliated with Mr. Frankel, have entered into the Tender and Support Agreement pursuant to which such stockholder has agreed, among other things, to tender all shares of Common Stock held by them into the Offer. See the section of this Schedule 14D-9 captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Sizmek—Tender and Support Agreement."

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

             Pursuant to Needham & Company's engagement letter with Rocket Fuel, Rocket Fuel retained Needham & Company as Rocket Fuel's financial advisor in connection with the Offer and the Merger and to render Needham & Company's opinion to the Rocket Fuel Board referred under the caption "Item 4. Solicitation or Recommendation—Background and Reasons for the Rocket Fuel Board's Recommendation—Opinion of Needham & Company, LLC." Needham & Company's opinion to the Rocket Fuel Board does not constitute a recommendation to any stockholder of Rocket Fuel as to whether that stockholder should tender shares of Common Stock pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Rocket Fuel has paid or agreed to pay Needham & Company a retainer fee of $100,000 and a nonrefundable fee of $350,000 that became payable upon Needham & Company's delivery of its opinion on July 17, 2017. If the Offer or the Merger is consummated, Rocket Fuel has agreed to pay Needham & Company an additional fee of approximately $2.45 million. Whether or not the Offer or the Merger is consummated, Rocket Fuel has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

             Except as set forth above, neither Rocket Fuel nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Rocket Fuel on its behalf in connection with the Offer, the Merger or related matters.

Item 6.  Interest in Securities of the Subject Company.

             Other than as set forth below, no transactions with respect to the shares of Common Stock have been effected by Rocket Fuel or, to the knowledge of Rocket Fuel after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that Mr. Ericson, in his capacity as a partner of a stockholder of Rocket Fuel, and Mr. Frankel, in his capacity as a co-trustee of a stockholder of Rocket Fuel, have entered into the Tender and Support Agreement, as described under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

Name	Date of Transaction	Nature of Transaction	No. of shares of Common Stock	Price per share of Common Stock
E. Randolph Wootton III	5/31/17	Purchase through ESPP	3,000	$1.4535
David Gosen	5/31/17	Purchase through ESPP	3,000	$1.4535
Richard Pittenger	5/31/17	Purchase through ESPP	3,000	$1.4535
Susan L. Bostrom	6/13/17	Grant of Rocket Fuel Options	55,090	$2.68
Ronald Codd	6/13/17	Grant of Rocket Fuel Options	55,090	$2.68
William Ericson	6/13/17	Grant of Rocket Fuel Options	55,090	$2.68
Clark Kokich	6/13/17	Grant of Rocket Fuel Options	55,090	$2.68
John J. Lewis	6/13/17	Grant of Rocket Fuel Options	55,090	$2.68
Monte Zweben	6/13/17	Grant of Rocket Fuel Options	55,090	$2.68

Item 7.  Purposes of the Transaction and Plans or Proposals.

             Except as indicated in this Schedule 14D-9, Rocket Fuel is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (1) a tender offer for or other acquisition of Rocket Fuel's securities by Rocket Fuel, any of its subsidiaries, or any other person; (2) any extraordinary transaction such as a merger, reorganization or liquidation, involving Rocket Fuel or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Rocket Fuel or any of its subsidiaries; or (4) any material change in the present dividend rates or policy, or indebtedness or capitalization of Rocket Fuel.

             Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.  Additional Information.

Named Executive Officer Golden Parachute Compensation.

             This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Rocket Fuel's named executive officers that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to Rocket Fuel's named executive officers.

             The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described in the section of this Schedule 14D-9 captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Rocket Fuel," which is incorporated by reference. Severance payments have been calculated based on the named executive officer's current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his employment, such as base salary earned through the date of termination.

             Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (1) the Effective Time will occur on July 28, 2017; (2) all outstanding equity awards will be treated as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Rocket Fuel"; (3) Messrs. Wootton, Song and Frankel will each undergo a Qualifying Termination immediately prior to the

Effective Time; and (4) Messrs. Wootton, Song and Frankel will each receive the maximum payments under his applicable MRA for the full severance period and no payments will be reduced pursuant to the 280G better-of provision as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Rocket Fuel."

    Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension / NQDC ($)	Perquisites / Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
E. Randolph Wootton III	950,000	841,825	—	24,478	—	—	1,816,303
Richard Song	691,665	63,375	—	24,478	—	—	779,518
JoAnn Covington*	—	—	—	—	—	—	—
Richard Frankel	172,500	85,288	—	25,067	—	—	282,855
Rex Jackson*	—	—	—	—	—	—	—

*
Ms. Covington's employment with Rocket Fuel concluded in April 2017 and Mr. Jackson's employment with Rocket Fuel concluded in October 2016. Neither Ms. Covington nor Mr. Jackson received any compensation or benefits that will or may be paid or provided in connection with the Merger.

(1)
Each of Messrs. Wootton, Song and Frankel is party to an MRA with Rocket Fuel. Each MRA provides that if, during the period beginning on the date that is three months before a change in control and ending on the date that is 12 months following a change in control, which is referred to as the "change in control period," (1) the individual terminates his employment with Rocket Fuel (or Sizmek or any subsidiary) for "good reason" (as defined in his MRA), or (2) Rocket Fuel (or Sizmek or any subsidiary) terminates the individual's employment for a reason other than "cause" (as defined in his MRA), and not due to his death or "disability" which is defined in the MRA, (with a termination under clauses (1) or (2) a "Qualifying Termination"), then, subject to the individual timely signing and not revoking a separation and release of claims agreement in a form reasonably satisfactory to Rocket Fuel, the individual will be eligible to receive the following severance benefits from Rocket Fuel: a lump-sum cash severance payment equal to the sum of (1) 100% of the individual's annual base salary (as in effect immediately prior to (a) a change in control (if the individual's employment terminates on or after the change in control), or (b) the individual's termination, whichever is greater); and (2) 100% of the individual's "target bonus" (as defined in the MRA) for the fiscal year in which the individual's employment terminates (minus any bonus or commission payments already received for that fiscal year's performance). The severance benefits are "double-trigger" in that they will be paid only upon the occurrence of a Qualifying Termination.

In fiscal year 2017, and prior to his assumed termination date of July 28, 2017, Mr. Song received commission payments totaling $208,335. Under the terms of Mr. Song's MRA, such paid commission amounts reduce the amount of target bonus he is eligible to receive upon a Qualifying Termination and such payments are not included in the "Cash" column above. Mr. Wootton did not receive any bonus or commission payments for fiscal 2017, and the amount set forth in the "Cash" column above for Mr. Wootton reflects his fiscal 2017 target bonus opportunity. Mr. Frankel did not have a target bonus for fiscal 2017.

Further, Mr. Frankel is party to a letter agreement with Rocket Fuel dated June 29, 2016, which is referred to as the "Frankel Letter Agreement," that provides that, in connection with his transition to part-time employment with Rocket Fuel, if Mr. Frankel becomes entitled to cash severance payments under his MRA, Rocket Fuel will pay Mr. Frankel a lump-sum severance payment of $172,500, less applicable withholding, at the same time, and subject to the same terms and conditions, as any cash severance benefits would be payable under his MRA. Any severance paid to Mr. Frankel under the terms of the Frankel Letter Agreement will reduce the benefits to which Mr. Frankel is entitled under his MRA. The cash severance payments payable to Mr. Frankel pursuant to his MRA would be less than $172,500, so for purposes of this disclosure, Rocket Fuel has assumed that Mr. Frankel will receive cash severance of $172,500, payable in accordance with the terms of the Frankel Letter Agreement and no additional cash payments paid under his MRA.

  For each of Messrs. Wootton and Song, the amounts included in this column includes the following payments attributable to his annual base salary and target bonus:

Name	Portion of Cash Severance Attributable to Base Salary	Portion of Cash Severance Attributable to Target Bonus / Target Commission Amount		Total ($)
E. Randolph Wootton III	$475,000	$475,000		$950,000
Richard Song	$400,000	$291,665	*	$691,665

*
For fiscal 2017, Mr. Song's target commission amount was $500,000 and prior to his assumed termination date of July 28, 2017, he received commission payments totaling $208,335. Under the terms of Mr. Song's MRA, such paid commission amounts reduce the amount of target bonus he is eligible to receive upon a Qualifying Termination and such payments are not included in the column titled "Portion of Cash Severance Attributable to Target Bonus / Target Commission Amount" set forth above.
(2)
Pursuant to the terms of an MRA entered into between each of Messrs. Wootton, Song and Frankel and Rocket Fuel, upon a Qualifying Termination, and subject to the individual timely signing and not revoking a separation and release of claims agreement in a form reasonably satisfactory to Rocket Fuel, 100% of the shares of Common Stock subject to the individual's then-outstanding unvested equity compensation awards will immediately vest (with performance deemed achieved at 100% of target levels for performance-based awards, except with respect to the CEO PSUs which are governed by the Wootton CEO PSU Agreement). As the accelerated vesting is provided only upon a Qualifying Termination, it is considered a "double-trigger" arrangement. Pursuant to the terms of the Wootton CEO PSU Agreement, because Sizmek is not assuming these CEO PSUs in connection with the Merger, the Tranche 1 CEO PSUs, which represent 115,000 shares of Common Stock subject to the CEO PSU award, will vest immediately prior to the Effective Time, will be treated as Vested RSUs and will be cancelled in exchange for the Vested RSU Consideration, and the Tranche 2 CEO PSUs, which represent the remaining 115,000 shares of Common Stock subject to the CEO PSU award, will terminate immediately prior to the Effective Time for no consideration, assuming that the average closing trading price of the Common Stock over a 30-day period does not reach the performance goal of $6.00 per share of Common Stock prior to the Effective Time.

For purposes of this disclosure, Rocket Fuel has assumed that (1) each of Messrs. Wootton, Song and Frankel will undergo a Qualifying Termination immediately prior to the Effective Time; (2) all Rocket Fuel Options held by the individual will vest in accordance with the terms of the MRA and become Vested Rocket Fuel Options and, to the extent such Rocket Fuel Options have an exercise price per share of Common Stock below the Offer Price, be cancelled in exchange for the Vested Option Consideration, and any Rocket Fuel Options with an exercise price per share of Common Stock greater than or equal to the Offer Price will be cancelled for no consideration immediately prior to the Effective Time; (3) all Rocket Fuel RSUs held by the individual (other than the CEO PSUs) will vest in accordance with the terms of the MRA and become Vested RSUs and be cancelled in exchange for the Vested RSU Consideration; and (4) for Mr. Wootton only, the 115,000 CEO PSUs (the Tranche 1 CEO PSUs) that are subject to time-based vesting as of immediately prior to the Effective Time will vest and become Vested RSUs and be cancelled in exchange for the Vested RSU Consideration, and the remaining 115,000 CEO PSUs (the Tranche 2 CEO PSUs) that remain subject to performance-based vesting as of immediately prior to the Effective Time will be cancelled for no consideration. Please see "Effect of the Offer and the Merger on Shares of Common Stock and Equity Awards" above for a description of the treatment of Rocket Fuel equity awards in connection with the Merger.

Name	Number of shares of Common Stock Subject to Unvested Rocket Fuel Options	Vested Option Consideration for Unvested Rocket Fuel Options ($)	Number of Rocket Fuel RSUs	Vested RSU Consideration for Rocket Fuel RSUs ($)	Total ($)
E. Randolph Wootton III	230,000	66,700	298,125	775,125	841,825
Richard Song	0	0	24,375	63,375	63,375
Richard Frankel	230,508	85,288	0	0	85,288
(3)
The MRA with each of Messrs. Wootton, Song and Frankel provides that upon a Qualifying Termination, so long as the individual and his spouse and/or eligible dependents have coverage under a group health plan sponsored by Rocket Fuel as of the Qualifying Termination and subject to the individual timely signing and not revoking a separation and release of claims agreement in a form reasonably satisfactory to Rocket Fuel, the individual will receive reimbursement for the total continued group health plan coverage premiums under COBRA for 12 months following the individual's termination, for the individual and his spouse and/or eligible dependents. The COBRA reimbursement benefits are "double-trigger" in that they will be provided only upon the occurrence of a Qualifying Termination. However, if Rocket Fuel determines that it cannot provide the COBRA reimbursement benefits without potentially violating applicable laws, Rocket Fuel will instead provide the individual a taxable lump sum payment equal to 1.5 times the monthly COBRA premium (based on the first month's premium) for the 12-month severance period. The amounts in the table above reflect the cost of 12 months' COBRA reimbursement for the individual and his spouse and/or eligible dependents. These calculations assume the individual's benefits elections as in effect as of July 28, 2017 will not change.

Stockholder Approval Not Required.

             Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Rocket Fuel in accordance with Section 251(h) of the DGCL. If the Merger is effected, (1) stockholders who do not tender their shares of Common Stock in the Offer will be entitled to appraisal rights under Delaware law, so long as the relevant requirements under the DGCL have been satisfied; and (2) stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their shares of Common Stock as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

             Holders of shares of Common Stock will not have appraisal rights in connection with the Offer. However, if Purchaser purchases shares of Common Stock in the Offer, and the Merger is consummated, holders of shares of Common Stock immediately prior to the Effective Time who (i) did not tender their shares of Common Stock in the Offer; (ii) comply with the applicable statutory requirements and procedures under Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such shares of Common Stock or otherwise lose their appraisal rights, will, subject to certain statutory conditions, be entitled to receive a judicial determination of the fair value of their shares of Common Stock in accordance with Section 262 of the DGCL.

             The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of shares of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute legal or other advice and it does not constitute a recommendation as to whether stockholders should exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

             Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

             Under the DGCL, if the Merger is completed, holders of shares of Common Stock immediately prior to the Effective Time who (1) did not tender their shares of Common Stock in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold their shares of Common Stock from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such shares of Common Stock or otherwise lose, waive or fail to perfect their appraisal rights, in each case in accordance with the DGCL, may be entitled to have their shares of Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Common Stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (2) the value of the aggregate per share consideration payable in respect of the shares of Common Stock entitled to appraisal exceeds $1 million (conditions (1) and (2) referred to as the "ownership thresholds"). Further discussion of the Delaware Court of Chancery's determination of "fair value" is described under the caption "—Determination of Fair Value."

             Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any stockholder who wishes to exercise such appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

             Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

             Stockholders who tender shares of Common Stock in the Offer will not be entitled to exercise appraisal rights with respect to this Schedule 14D-9 but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

             If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must satisfy each of the following conditions:

  •
  within the later of (1) the consummation of the Offer, which is the business day after the expiration date of the Offer; and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is August 2, 2017), deliver to Rocket Fuel at the address indicated below a written demand for appraisal of shares of Common Stock held, which demand must reasonably inform Rocket Fuel of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's shares of Common Stock in the Offer (or otherwise waive appraisal rights); and

  •
  continuously hold of record such shares of Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

             In addition, one of the ownership thresholds must be met. If the Merger is consummated pursuant to Section 251(h) of the DGCL, Sizmek will cause the surviving corporation to deliver an additional notice of the effective date of the Merger to all stockholders of Rocket Fuel who delivered a written demand to Rocket Fuel pursuant to the first bullet above within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL as set forth in the first bullet above and who are entitled to appraisal rights will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

             All written demands for appraisal should be addressed to Rocket Fuel Inc., 2000 Seaport Blvd., Suite 400, Redwood City, CA 9406, attention: Chief Executive Officer. Mere failure to execute and return a letter of transmittal, or failure to deliver stock certificates, does not satisfy the requirements of Section 262 of the DGCL for demanding appraisal. Rather, a separate written demand for appraisal must be properly executed and timely delivered as described herein. The written demand for appraisal should be executed by or for the record holder of shares of Common Stock, fully and correctly, as such holder's name appears on the certificate(s) for the shares of Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

             A beneficial owner of shares of Common Stock held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Common Stock. If shares of Common Stock are held through a brokerage firm, bank or other nominee who in turn holds the shares of Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Common Stock should instruct the nominee holder that the demand for appraisal must be made by the record holder of the shares of Common Stock, which may be a central securities depository nominee if the shares of Common Stock have been so deposited.

             A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

             Within 120 days after the Effective Time, but not thereafter, the surviving corporation, or any holder of shares of Common Stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock held by all holders who did not tender in the Offer and properly demanded appraisal of such shares of Common Stock in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of shares of Common Stock who had previously demanded appraisal of their shares of Common Stock. Rocket Fuel is under no obligation to and has no present intention to file a petition and holders should not assume that Rocket Fuel will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Common Stock. Accordingly, it is the obligation of the holders of shares of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Common Stock within the period prescribed in Section 262 of the DGCL.

             Within 120 days after the Effective Time, any holder of shares of Common Stock who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Common Stock, a person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

             Upon the filing of such petition by any such holder of shares of Common Stock, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to file with the Delaware Register in Chancery a duly verified list, which is referred to as the "Verified List," containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and with whom agreements as to the value of their shares of Common Stock have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

             After notice is provided to the stockholders as required by the Delaware Court of Chancery, the Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares of Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all stockholders who assert appraisal if neither of the ownership thresholds is met.

Determination of Fair Value

             After the Delaware Court of Chancery determines which stockholders are entitled to appraisal and that at least one of the ownership thresholds above has been satisfied in respect of stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Common Stock subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery's entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery; and (ii) interest accrued before such voluntary cash payment, unless paid at that time. The surviving corporation in the Merger is under no obligation to make such voluntary cash payment prior to such entry of judgment. Additionally, the "fair value" could be greater than, less than or the same as the Offer Price.

             In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

             Stockholders considering exercising appraisal rights should be aware that the fair value of their shares of Common Stock as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and may not otherwise address, "fair value" under Section 262 of the DGCL. Although Rocket Fuel believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of value higher or lower than, or the same as, the Offer Price. Neither Sizmek nor Rocket Fuel anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

             Upon application by the surviving corporation or by any holder of shares of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Common Stock whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such shares of Common Stock are represented by certificates and if so required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Court of Chancery will direct the payment of the fair value of the shares of Common Stock, together with interest, if any, by the surviving corporation to the stockholders entitled tin this Schedule 14D-9. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares of Common Stock represented by certificates, upon the surrender to the surviving corporation of such stockholder's certificates. The Delaware Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

             If a petition for appraisal is not timely filed or if none of the ownership thresholds is met, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares of Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

             Any stockholder who has demanded appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her shares of Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Common Stock as of a date prior to the Effective Time.

             If any stockholder who demands appraisal of shares of Common Stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's shares of Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the surviving corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the merger either within 60 days after the Effective Time or thereafter with the written approval of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, expect that, the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

             If you wish to exercise your appraisal rights, you must not tender your shares of Common Stock in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

             The foregoing summary of the rights of Rocket Fuel stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

             As a Delaware corporation, Rocket Fuel is subject to Section 203 of the DGCL, which is referred to as "Section 203." In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Rocket Fuel Board has approved the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby for purposes of Section 203 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender and Support Agreement.

             Rocket Fuel is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any "control share acquisition," "fair price," "moratorium" or other anti-takeover applicable law becomes or is deemed to be applicable to Rocket Fuel, Sizmek, Purchaser, the Offer, the Merger, the Tender and Support Agreement or any other transaction contemplated by the Merger Agreement, then each of Rocket Fuel, Sizmek, Purchaser and their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer, the Merger, the Tender and Support Agreement or any other transaction contemplated by the Merger Agreement and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Merger, the Tender and Support Agreement or any other transaction contemplated by the Merger Agreement, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Common Stock, and Purchaser might be unable to accept for payment or pay for shares of Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered shares of Common Stock.

Regulatory Approvals.

U.S. Antitrust Laws

             Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice, which is referred to as the "Antitrust Division," and the U.S. Federal Trade Commission, which is referred to as the "FTC," in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the agencies grant "early termination," or (1) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form; or (2) it may be extended if the reviewing agency issues a request for additional information and documentary material, which is referred to as the "Second Request," in which case the waiting period expires 10 days after the date when Purchaser's ultimate parent entity has substantially complied with the Second Request. The purchase of shares of Common Stock pursuant to the Offer is subject to such requirements. The Merger Agreement provides that each of Sizmek and Purchaser, on the one hand, and Rocket Fuel, on the other hand, will file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Common Stock in the Offer promptly, and no later than 10 business days after the date of the Merger Agreement, and the required waiting period with respect to the Offer will expire at 11:59 p.m. Eastern time, 15 calendar days after Purchaser's ultimate parent entity has filed a Notification and Report Form with the Antitrust Division and FTC, and Rocket Fuel's ultimate parent entity has submitted such filing within 10 days of Purchaser's filing (if the fifteenth day falls on a holiday the waiting period will expire at 11:59 p.m. Eastern time on the next business day), unless earlier terminated by the FTC and the Antitrust Division or extended by a Second Request prior to that time. Such filings were submitted by Sizmek, Purchaser and Rocket Fuel on July 26, 2017. Accordingly, the 15-day waiting period will expire at 11:59 p.m. Eastern time on August 10, 2017.

             The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of shares of Common Stock by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of Sizmek, Purchaser and/or Rocket Fuel. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Rocket Fuel does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

German Merger Control Approval

             The acquisition of shares of Common Stock pursuant to the Offer is also subject to the ARC, and may be consummated only if the acquisition is cleared by the German Federal Cartel Office, which is referred to as the "FCO," either by written approval or by expiration of a one-month waiting period, unless the FCO notifies Sizmek within the one-month waiting period of the initiation of an in-depth investigation, in which case the waiting period would be extended for an additional three months. Sizmek filed the applicable notification on July 25, 2017, with respect to the Offer, and the one-month waiting period is scheduled to expire at 11:59 p.m. Central European Time on August 25, 2017, unless earlier terminated by the FCO or unless the review period is extended. The waiting period may be further extended if (1) the parties agree to the extension of the review period; (2) the parties have not fully, correctly or timely complied with a request for additional information by the FCO; (3) a person authorized to accept service in Germany is no longer appointed; or (4) the parties have offered conditions and obligations for the first time.

             Rocket Fuel is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which Rocket Fuel and its subsidiaries are qualified to do business) that would be required for Sizmek's or Purchaser's acquisition or ownership of the shares of Common Stock.

Annual and Quarterly Reports.

             For additional information regarding the business and the financial results of Rocket Fuel, please see Rocket Fuel's Annual Report on Form 10-K for the year ended December 31, 2016, and Rocket Fuel's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

             This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that Rocket Fuel expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: (1) the anticipated timing of filings and approvals relating to the Offer, the Merger and other transactions contemplated by the Merger Agreement, including approvals under the HSR Act and the ARC; (2) the expected timing of the completion of the Offer, the Merger and other transactions contemplated by the Merger Agreement; (3) the possibility that competing acquisition proposals will be made; (4) the ability to complete the Offer, the Merger and other transactions contemplated by the Merger Agreement considering the various closing conditions; (5) projections or forecasts of future results; (6) the expected benefits and costs of the Offer, the Merger and other transactions contemplated by the Merger Agreement; (7) management plans relating to the Offer, the Merger and other transactions contemplated by the Merger Agreement as well as future operations; (8) any expectation or belief; and (9) any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in Rocket Fuel's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Offer, the Merger and other transactions contemplated by the Merger Agreement will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, Rocket Fuel will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with Rocket Fuel's obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.  Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 2, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on August 2, 2017 by Fuel Acquisition Co. and Sizmek Inc., which is referred to as the "Schedule TO").
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit Number		Description
(a)(1)(D)		Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)		Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)		Summary Advertisement as published in the New York Times on August 2, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(2)(A)	*	Letter to Stockholders of Rocket Fuel Inc., dated August 2, 2017, from E. Randolph Wootton III, Chief Executive Officer and Director of Rocket Fuel Inc.
(a)(2)(B)	*	Opinion of Needham & Company, LLC, dated July 17, 2017 (included as Annex I to this Schedule 14D-9).
(a)(5)(A)		Joint Press Release issued by Rocket Fuel Inc. and Sizmek Inc. on August 2, 2017 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).
(a)(5)(B)		Press Release issued by Rocket Fuel Inc., dated July 18, 2017 (incorporated by reference to Exhibit 99.1 to Rocket Fuel Inc.'s Current Report on Form 8-K filed with the SEC on July 18, 2017).
(a)(5)(C)
Communications from Rocket Fuel Inc. to its customers entitled "E-mail to Customers" dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(D)
Communications from Rocket Fuel Inc. to its employees entitled "E-mail to Employees" dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(E)
Communications from Rocket Fuel Inc.to its partner vendors entitled "Partner Vendor E-mails" dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(F)
Communications from Rocket Fuel Inc. to its employees entitled "Town Hall Presentation" dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(G)
Communications from Rocket Fuel Inc. to its employees entitled "FAQ—Internal") dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(H)
Communications from Rocket Fuel Inc. to its customers entitled "FAQ—Customers") dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(I)		Communications from Rocket Fuel Inc. entitled "Social Channel Updates" dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).
(a)(5)(J)
Communications from Rocket Fuel Inc. to certain of its employees entitled "RED Team Notification") dated July 18, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 18, 2017).

Exhibit Number	Description
(a)(5)(K)	Communications from Rocket Fuel Inc. to its employees entitled "Rocket Fuel Equity Awards and ESPP FAQs") dated July 26, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 26, 2017).
(a)(5)(L)
Communications from Rocket Fuel Inc. to its employees entitled "Sizmek and Rocket Fuel—Employee Questions and Answers") dated July 26, 2017 (incorporated by reference to Rocket Fuel Inc.'s Schedule 14D-9C filed with the SEC on July 26, 2017).
(e)(1)
Agreement and Plan of Merger, dated July 17, 2017, by and among Rocket Fuel Inc., Sizmek Inc. and Fuel Acquisition Co. (incorporated by reference to Exhibit 2.1 to Rocket Fuel Inc.'s Current Report on Form 8-K filed with the SEC on July 18, 2017).
(e)(2)	Confidentiality Agreement, dated March 22, 2017, between Rocket Fuel Inc. and Vector Capital Management, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Exclusivity Agreement, dated as of June 6, 2017, between Rocket Fuel Inc. and Sizmek Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Exclusivity Extension Agreement, dated as of July 7, 2017 between Rocket Fuel Inc. and Sizmek Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Second Exclusivity Extension Agreement, dated as of July 16, 2017 between Rocket Fuel Inc. and Sizmek Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)
Form of Indemnification Agreement between Rocket Fuel Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on August 6, 2013).
(e)(7)	Equity Commitment Letter, dated as of July 17, 2016, from Vector Capital IV, L.P. to Sizmek Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(8)
Tender and Support Agreement, dated as of July 17, 2017, by and among Sizmek, Purchaser and MDV IX, L.P. and Martha M. Conway & Richard A. Frankel TR UA 03/13/09 Conway Frankel Family Trust (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(9)
Amended and Restated Certificate of Incorporation of Rocket Fuel Inc. (incorporated by reference to Exhibit 3.1 to Rocket Fuel Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2013).
(e)(10)	Second Amended and Restated Bylaws of Rocket Fuel Inc. (incorporated by reference to Exhibit 3.2 to Rocket Fuel Inc.'s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2016).
(e)(11)
Rocket Fuel Inc.'s 2008 Equity Incentive Plan, including form agreements, as amended and currently in effect (incorporated by reference to Exhibit 10.7 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on August 16, 2013).
(e)(12)
Rocket Fuel Inc.'s 2013 Equity Incentive Plan, including form agreements, as currently in effect (incorporated by reference to Exhibit 10.8 to Rocket Fuel's Registration Statement on Form S-1 filed with the SEC on August 16, 2013).
(e)(13)
Rocket Fuel Inc.'s 2013 Employee Stock Purchase Plan, including form agreements, as currently in effect (incorporated by reference to Exhibit 10.9 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on September 3, 2013).

Exhibit Number	Description
(e)(14)	Rocket Fuel Inc.'s 2013 Employee Stock Purchase Plan, as amended through March 9, 2016 (incorporated by reference to Exhibit 10.36 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 14, 2016).
(e)(15)
Rocket Fuel Inc.'s 2016 Inducement Equity Incentive Plan, as adopted effective March 4, 2016 (incorporated by reference to Exhibit 10.37 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 14, 2016).
(e)(16)
Offer Letter between Rocket Fuel Inc. and Monte Zweben, dated as of January 29, 2010 (incorporated by reference to Exhibit 10.12 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on August 16, 2013).
(e)(17)
Offer Letter between Rocket Fuel Inc. and Clark Kokich, dated as of April 5, 2011 (incorporated by reference to Exhibit 10.13 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on August 16, 2013).
(e)(18)
Offer Letter between Rocket Fuel Inc. and Ronald E. F. Codd, dated as of February 16, 2012 (incorporated by reference to Exhibit 10.14 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on August 16, 2013).
(e)(19)
Offer Letter between Rocket Fuel Inc. and Susan L. Bostrom, dated as of February 4, 2013 (incorporated by reference to Exhibit 10.16 to Rocket Fuel Inc.'s Registration Statement on Form S-1 filed with the SEC on August 16, 2013).
(e)(20)
Offer Letter between Rocket Fuel Inc. and E. Randolph Wootton III, dated November 1, 2015 (incorporated by reference to Exhibit 10.30 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 14, 2016).
(e)(21)
Management Retention Agreement between Rocket Fuel Inc. and E. Randolph Wootton III, dated April 8, 2015 (incorporated by reference to Exhibit 10.31 to Rocket Fuel's Annual Report on Form 10-K filed with the SEC on March 14, 2016).
(e)(22)
Offer Letter between Rocket Fuel Inc. and Stephen Snyder, dated October 23, 2016 (incorporated by reference to Exhibit 10.3 to Rocket Fuel Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2016).
(e)(23)
Management Retention Agreement between Rocket Fuel Inc. and Stephen Snyder, dated October 23, 216 (incorporated by reference to Exhibit 10.4 to Rocket Fuel Inc.'s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2016).
(e)(24)
Performance-based Restricted Stock Unit Award Agreement between Rocket Fuel Inc. and E. Randolph Wootton III (incorporated by reference to Exhibit 10.1 to Rocket Fuel Inc.'s Current Report on Form 8-K filed with the SEC on February 13, 2017).
(e)(24)
Offer Letter between Rocket Fuel Inc. and Rick Song, dated July 14, 2016 (incorporated by reference to Exhibit 10.55 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(26)
Offer Letter between Rocket Fuel Inc. and Rick Pittenger, dated August 20, 2016 (incorporated by reference to Exhibit 10.56 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(27)
Offer Letter between Rocket Fuel Limited and David Gosen, dated May 5, 2016 (incorporated by reference to Exhibit 10.57 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).

Exhibit Number		Description
(e)(28)		Employment Agreement between Rocket Fuel Limited and David Gosen, dated May 10, 2016 (incorporated by reference to Exhibit 10.58 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(29)
Amendment No. 1, effective April 6, 2017, to Employment Agreement between Rocket Fuel Limited and David Gosen (incorporated by reference to Exhibit 10.58 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(30)
Management Retention Agreement between Rocket Fuel Inc. and David Gosen, dated May 10, 2016 (incorporated by reference to Exhibit 10.61 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(31)
Management Retention Agreement between Rocket Fuel Inc. and Rick Song, dated July 27, 2016 (incorporated by reference to Exhibit 10.63 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(32)
Management Retention Agreement between Rocket Fuel Inc. and Rick Pittenger, dated August 20, 2016 (incorporated by reference to Exhibit 10.64 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(33)
Internal Transfer Letter between Rocket Fuel Inc. and Richard Frankel, dated July 1, 2016 (incorporated by reference to Exhibit 10.52 to Rocket Fuel Inc.'s Annual Report on Form 10-K filed with the SEC on March 16, 2017).
(e)(34)	*	Rocket Fuel Inc. Compensation Statement Letter to David Gosen.
(e)(35)	*	Rocket Fuel Inc. Compensation Statement Letter to Rick Pittenger.
(e)(36)	*	Rocket Fuel Inc. Compensation Statement Letter to Stephen Snyder.

*
Filed herewith.

SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rocket Fuel Inc.
By:	/s/ E. RANDOLPH WOOTTON III
Name: E. Randolph Wootton III
Title: Chief Executive Officer

Dated: August 2, 2017

Annex I

Opinion of Needham & Company

July 17, 2017

Board of Directors
Rocket Fuel Inc.
2000 Seaport Blvd., Suite 400
Redwood City, CA 94063

Ladies and Gentlemen:

             We understand that Sizmek Inc. ("Parent"), Rocket Fuel Inc. (the "Company") and Fuel Acquisition Co., a wholly-owned subsidiary of Parent ("Purchaser"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") that provides for Purchaser to commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock") at a price of $2.60 per share in cash, without interest. We also understand that, pursuant to the Merger Agreement, following the consummation of the Offer, Purchaser will merge with and into the Company (the "Merger") and each outstanding share of Company Common Stock (other than as provided for in the Merger Agreement) will be converted into the right to receive $2.60 per share in cash, without interest (the per share consideration to be received in the Offer and the Merger, the "Consideration"). The terms and conditions of the Offer and the Merger (collectively, the "Transaction") will be set forth more fully in the Merger Agreement.

             You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares (as defined in the Merger Agreement)) of the Consideration to be received by such holders pursuant to the Merger Agreement.

             For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated July 16, 2017; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business

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Needham & Company, LLC

prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate. In addition, we have held discussions with members of the Company's management and its representatives concerning the Company's views as to: the anticipated adverse effects on the Company's business, assets, liabilities, operations and prospects that the Company believes would occur if the Company were not to enter into the Merger Agreement; the liquidity position of the Company; and the Company's plans to raise additional equity financing in the future and its ability to raise additional financing on terms acceptable to it.

             In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated July 16, 2017 without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts (including its plans for raising additional capital) for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts, plans or estimates or the assumptions on which they were based.

             We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is

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Needham & Company, LLC

limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company's underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

             We have been engaged by the Company as financial advisor and to render this opinion, and have received a retainer fee and will receive additional fees for our services, a portion of which is payable upon delivery of this opinion, and the remainder of which is contingent on the consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. In the past two years, we have not provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received or are entitled to receive compensation. We have not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which we have received or are entitled to receive compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

             This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Board of Directors Rocket Fuel Inc. July 17, 2017 Page 4

Needham & Company, LLC

             Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Company Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ NEEDHAM & COMPANY, LLC
NEEDHAM & COMPANY, LLC

Annex II

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

    (1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

    (2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (4) In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.